

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 22, 2014

PRELIMINARY PROSPECTUS

USD Partners LP

# 8,850,000 Common Units
# Representing Limited Partner Interests

This is the initial public offering of our common units representing limited partner interests. We are offering 8,850,000 common units. Prior to this offering, there has been no public market for our common units. We currently expect the initial public offering price to be between $19.00 and $21.00 per common unit. We have applied to list our common units on the New York Stock Exchange under the symbol "USDP".

**Investing in our common units involves risks. Please read "Risk Factors" beginning on page 28.**

These risks include the following:

- We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution, or any distribution, to holders of our common and subordinated units.
- On a pro forma basis, we would not have generated positive distributable cash flow for the twelve months ended June 30, 2014.
- Our business could be adversely affected if service on the railroads is interrupted or if more stringent regulations are adopted regarding railcar design or the transportation of crude oil by rail.
- The lack of diversification of our assets and geographic locations could adversely affect our ability to make distributions to our common unitholders.
- We may not be able to compete effectively and our business is subject to the risk of a capacity overbuild of midstream infrastructure and the entrance of new competitors in the areas where we operate.
- We serve customers who are involved in drilling for, producing and transporting crude oil and other liquid hydrocarbons. Adverse developments affecting the fossil fuel industry or drilling activity, including a decline in prices of crude oil or biofuels, reduced demand for crude oil products and increased regulation of drilling, production or transportation could cause a reduction of volumes transported through our rail terminals.
- Our general partner and its affiliates, including US Development Group LLC (USD), have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders.
- Unitholders have very limited voting rights and, even if they are dissatisfied, they cannot remove our general partner without its consent.
- Energy Capital Partners has substantial influence over USD and our general partner, and its interests may differ from those of USD, us and our public unitholders.
- Affiliates of our general partner, including USD, and Energy Capital Partners and its affiliates may compete with us, and none of Energy Capital Partners, our general partner or any of their respective affiliates have any obligation to present business opportunities to us.
- Our general partner has a limited call right that it may exercise at any time it or its affiliates own more than 80.0% of the outstanding limited partner interests and that may require you to sell your common units at an undesirable time or price.
- Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service (IRS) were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, then our distributable cash flow to our unitholders would be substantially reduced.
- Our unitholders' share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.
- We may choose to conduct a portion of our operations, which may not generate qualifying income, in a subsidiary that is treated as a corporation for U.S. federal income tax purposes and is subject to corporate-level income taxes.

In addition, we qualify as an "emerging growth company" as defined in Section 2(a)(19) of the Securities Act of 1933, as amended, and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. Furthermore, for so long as we remain an emerging growth company, we will qualify for certain limited exceptions from investor protection laws such as the Sarbanes-Oxley Act of 2002 and the Investor Protection and Securities Reform Act of 2010. Please read "Risk Factors" and "Summary—Implications of Being an Emerging Growth Company."

| | Per Common Unit | Total |
|---|---|---|
| Public Offering Price | $ | $ |
| Underwriting Discount(1) | $ | $ |
| Proceeds to USD Partners LP (before expenses) | $ | $ |

(1) Excludes an aggregate structuring fee of 0.625% of the gross proceeds payable to Evercore Group L.L.C., Citigroup Global Markets Inc. and Barclays Capital Inc. and certain other reimbursable underwriting expenses paid by us. Please read "Underwriting."

The underwriters may purchase up to an additional 1,327,500 common units from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

**Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.**

The underwriters expect to deliver the common units to purchasers on or about , 2014 through the book-entry facilities of The Depository Trust Company.

**Citigroup** **Barclays** **Credit Suisse** **BofA Merrill Lynch**

**Evercore** **BMO Capital Markets** **Deutsche Bank Securities** **RBC Capital Markets**

**Janney Montgomery Scott**

, 2014

# SUMMARY

*This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements, before investing in our common units. The information presented in this prospectus assumes an initial public offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover page of this prospectus) and, unless otherwise noted, that the underwriters' over-allotment option to purchase additional common units from us is not exercised. You should read "Risk Factors" for more information about important risks that you should consider carefully before buying our common units. Unless otherwise indicated, all references to "dollars" and "$" in this prospectus are to, and amounts are presented in, U.S. Dollars.*

*All references in this prospectus, unless the context otherwise indicates, to (i) "USD Partners," "we," "our," "us," and "the Partnership" refer to USD Partners LP, a Delaware limited partnership, and its subsidiaries; (ii) "our general partner" refer to USD Partners GP LLC, a Delaware limited liability company; (iii) "our sponsor" and "USD" refer to US Development Group LLC, a Delaware limited liability company, and where the context requires, its subsidiaries; (iv) "USD Group LLC" refers to USD Group LLC, a Delaware limited liability company and currently the sole direct subsidiary of USD; (v) "Energy Capital Partners" refers to Energy Capital Partners III, LP and its parallel and co-investment funds and related investment vehicles; and (vi) "Goldman Sachs" refers to The Goldman Sachs Group, Inc. and its affiliates. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the "Glossary of Terms" beginning on page B-1 of this prospectus.*

## USD Partners LP

### Overview

We are a fee-based, growth-oriented master limited partnership formed by US Development Group LLC to acquire, develop and operate energy-related rail terminals and other high-quality and complementary midstream infrastructure assets and businesses. Our initial assets consist primarily of: (i) an origination crude-by-rail terminal in Hardisty, Alberta, Canada, with capacity to load up to two 120-railcar unit trains per day and (ii) two destination unit train-capable ethanol rail terminals in San Antonio, Texas, and West Colton, California, with a combined capacity of approximately 33,000 barrels per day (bpd). Our rail terminals provide critical infrastructure allowing our customers to transport energy-related products from multiple supply regions to multiple demand markets. In addition, we provide railcar services through the management of a railcar fleet consisting of 3,799 railcars, as of August 1, 2014, that are committed to customers on a long-term basis. We generate substantially all of our operating cash flow by charging fixed fees for handling energy-related products and providing related services. We do not take ownership of the underlying commodities that we handle nor do we receive any payments from our customers based on the value of such commodities. Rail transportation of energy-related products provides efficient and flexible access to key demand markets on a relatively low fixed-cost basis, and as a result has become an important part of North American midstream infrastructure.

The following table provides a summary of our initial assets:

| Terminal Name | Location | Designed Capacity (Bpd) | Commodity Handled | Primary Customers | Terminal Type |
|---|---|---|---|---|---|
| Hardisty rail terminal | Alberta, Canada | ~172,629(1) | Crude Oil | Producers/Refiners /Marketers | Origination |
| San Antonio rail terminal | Texas, U.S. | 20,000 | Ethanol | Refiners/Blenders | Destination |
| West Colton rail terminal | California, U.S. | 13,000 | Ethanol | Refiners/Blenders | Destination |
| | | 205,629 | | | |

- exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

- exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our common units held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide unitholders may be different than information provided by other public companies. We are choosing to "opt out" of the extended transition period relating to the exemption from new or revised financial accounting standards and, as a result, we will comply with new or revised financial accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised financial accounting standards is irrevocable.

## Formation Transactions

### General

We were formed on June 5, 2014 as a Delaware limited partnership.

At or prior to the closing of this offering, the following transactions will occur:

- USD Group LLC will convey to us its ownership interests in each of its subsidiaries that own or operate the Hardisty, San Antonio and West Colton rail terminals and our railcar business;

- we will issue to USD Group LLC 1,363,545 common units and all of our subordinated units, which will represent a 55.4% limited partner interest in us following the issuance and sale of common units in this offering;

- we will issue to USD Partners GP LLC, a wholly owned subsidiary of USD Group LLC, 427,083 general partner units, representing a 2.0% general partner interest in us, and all of our incentive distribution rights, which will entitle USD Partners GP LLC to increasing percentages of the cash we distribute in excess of $0.330625 per unit per quarter;

- we will enter into a new $300.0 million senior secured credit agreement comprised of a $200.0 million revolving credit facility (undrawn) and a $100.0 million term loan (fully drawn in Canadian dollars);

- we will sell 8,850,000 common units to the public in this offering, representing a 41.4% limited partner interest in us; and

- we will use the proceeds from this offering and borrowings under our term loan as set forth under "Use of Proceeds."

In addition, at or prior to the closing of this offering, we will enter into an omnibus agreement with USD and USD Group LLC, our general partner and other affiliates of USD Group LLC governing, among other things:

- USD and USD Group LLC's grant of a right of first offer to us to acquire the Hardisty Phase II and Hardisty Phase III projects, and any additional midstream infrastructure assets and businesses that it may develop, construct or acquire, for a period of seven years after the closing of the offering, should USD decide to sell them;

- USD Group LLC's provision of certain indemnities to us; and

- USD Group LLC's provision of management and administrative services to us.

For further details on our agreements with USD and its affiliates, including amounts involved, please read "Certain Relationships and Related Party Transactions."

**Simplified Organizational and Ownership Structure After this Offering**

After giving effect to our formation transactions, assuming the underwriters' over-allotment option to purchase additional common units from us is not exercised, our units will be held as follows:

| | Number of Units | Percentage Ownership |
|---|---|---|
| Public Common Units(1) | 8,850,000 | 41.4% |
| USD Common Units | 1,363,545 | 6.4% |
| Class A Units | 250,000 | 1.2% |
| USD Subordinated Units | 10,463,545 | 49.0% |
| General Partner Interest | 427,083 | 2.0% |
| | 21,354,174 | 100.0% |

_____

(1)  Excludes up to 442,500 common units that may be purchased by certain of our officers, directors, employees and other persons associated with us pursuant to a directed unit program, as described in more detail in "Underwriting."

**THE OFFERING**

| | |
|---|---|
| Common units offered to the public | 8,850,000 common units; or |
| | 10,177,500 common units if the underwriters exercise in full their over-allotment option to purchase additional common units. |
| Units outstanding after this offering | 10,213,545 common units (representing a 47.8% limited partner interest in us) and 10,463,545 subordinated units (representing a 49.0% limited partner interest in us). Our general partner will own 427,083 general partner units, representing a 2.0% general partner interest in us. Certain of our general partner's executive management also own 250,000 Class A Units (representing a 1.2% limited partner interest in us). |
| Use of proceeds | We intend to use the net proceeds from this offering (approximately $165.5 million, after deducting underwriting discounts and commissions and structuring fees), together with borrowings of $100.0 million under our new term loan facility, as follows: |
| | • to make a cash distribution to USD Group LLC of $105.5 million; |
| | • to repay $97.8 million of existing indebtedness; and |
| | • to pay $2.0 million of fees and expenses in connection with our new revolving credit agreement and term loan. |
| | The remaining approximately $60.2 million will be retained by us for general partnership purposes, including to fund potential future acquisitions from USD and third parties and for funding potential future growth projects. |
| | An affiliate of an underwriter participating in this offering is a lender under the current USD credit facility and will receive a portion of the proceeds from this offering pursuant to the repayment of borrowings thereunder. Please read "Underwriting—Certain Relationships." |
| | If the underwriters exercise their over-allotment option to purchase additional common units, we will use the net proceeds from that exercise to redeem from USD Group LLC a number of common units equal to the number of common units issued upon such exercise of the option at a price per unit equal to the net proceeds per common unit in this offering before expenses but after deducting underwriting discounts, commissions and the structuring fee. Please read "Underwriting." |
| Cash distributions | We intend to make minimum quarterly distributions of $0.2875 per unit ($1.15 per unit on an annualized basis) to the extent we have sufficient cash from operations after the establishment of cash reserves and payment of fees and expenses, including payments to our general partner. |
| | We will adjust the amount of our distribution for the period from and including the closing date of this offering through December 31, 2014, based on the actual length of that period. |

In general, we will pay any cash distributions we make each quarter in the following manner:

- *first*, 98.0% to the holders of common units and Class A Units, pro rata, and 2.0% to our general partner, until each common unit and Class A Unit has received a minimum quarterly distribution of $0.2875 plus any arrearages on our common units (but not Class A Units) from prior quarters;

- *second*, 98.0% to the holders of subordinated units and 2.0% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $0.2875; and

- *third*, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unit has received a distribution of $0.330625.

Our ability to pay our minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption "Cash Distribution Policy and Restrictions on Distributions." Additionally, members of our general partner's board of directors appointed by Energy Capital Partners, if any, must approve any distributions made by us.

If cash distributions to our unitholders exceed $0.330625 per unit in a quarter, holders of our incentive distribution rights (initially, our general partner) will receive increasing percentages, up to 48.0%, of the cash we distribute in excess of that amount. We refer to these distributions as "incentive distributions." We will adopt a policy pursuant to which we will distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner's board of directors to provide for the proper conduct of our business, to comply with any applicable debt instruments or to provide funds for future distributions. The board of directors of our general partner has broad discretion in setting the amount of cash reserves that may be established each quarter. The amount of available cash may be greater than or less than the aggregate amount of the minimum quarterly distribution to be distributed on all units.

If we had completed the transactions contemplated in this prospectus on January 1, 2013, we would not have generated positive pro forma distributable cash flow. Our unaudited pro forma distributable cash flow includes the estimated incremental expenses of being a public company as well as pre-operational costs related to our Hardisty rail terminal, without the corresponding revenues from that terminal. Our Hardisty rail terminal commenced operations on June 30, 2014, and we expect to generate the vast majority of our operating cash flow in connection with providing crude oil terminalling services at our Hardisty rail terminal. Please read "Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Distributable Cash Flow for the Year Ended December 31, 2013 and the Twelve Months Ended June 30, 2014."

|  | We believe, based on the estimates contained in and the assumptions listed under "Cash Distribution Policy and Restrictions on Distributions—Estimated Distributable Cash Flow for the Twelve Months Ending September 30, 2015," that we will have sufficient distributable cash flow to enable us to pay the minimum quarterly distribution of $0.2875 per unit on all of our common units, Class A Units and subordinated units for each quarter through September 30, 2015. However, unanticipated events may occur that could adversely affect the actual results we achieve during the forecast period. Consequently, our actual results of operations, cash flows and financial condition during the forecast period may vary from the forecast, and such variations may be material. Prospective investors are cautioned not to place undue reliance on the forecast and should make their own independent assessment of our future results of operations, cash flows and financial condition. |
|---|---|
| Class A Units | Our partnership has issued 250,000 Class A Units to certain executive officers and other key employees of our general partner and its affiliates who provide services to us. The Class A Units are limited partner interests in our partnership that entitle the holder to distributions that are equivalent to the distributions paid in respect of our common units (excluding any arrearages of unpaid minimum quarterly distributions from prior quarters). The Class A Units do not have voting rights and will vest in four equal annual installments over the first four years following the consummation of this offering only if we grow our annualized distributions each year. If we do not achieve positive distribution growth in any of these years, the Class A Units that would otherwise vest for that year will be forfeited. The Class A Units contain a conversion feature, which, upon the vesting of the Class A Units, provides for the conversion of the Class A Units into common units based on a conversion factor that will be tied to the level of our distribution growth for the applicable year. The conversion factor will not be more than 1.25 for the first vesting tranche, 1.5 for the second vesting tranche, 1.75 for the third vesting tranche and 2.0 for the last vesting tranche. The maximum number of common units into which the Class A Units could convert is 406,250. Please read "Management—Class A Units." |
| Subordinated units | USD Group LLC will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter prior to their conversion into common units, subordinated units are entitled to receive the minimum quarterly distribution of $0.2875 per unit only after the common units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Subordinated units will convert into common units on a one-for-one basis in separate sequential tranches. Each tranche will be comprised of 20.0% of the subordinated units outstanding immediately following |

this offering. A separate tranche will convert on each business day occurring on or after October 1, 2015 (but no more than once in any twelve-month period), provided on that date (i) distributions of available cash from operating surplus on each of the outstanding common units, Class A Units, subordinated units and general partner units equaled or exceeded $1.15 per unit (the annualized minimum quarterly distribution) for the four quarter period immediately preceding that date; (ii) the adjusted operating surplus generated during the four quarter period immediately preceding that date equaled or exceeded the sum of $1.15 per unit (the annualized minimum quarterly distribution) on all of the common units, Class A Units, subordinated units and general partner units outstanding during that period on a fully diluted basis; and (iii) there are no arrearages in the payment of the minimum quarterly distribution on the common units. For each successive tranche, the four quarter period specified in clauses (i) and (ii) above must commence after the four quarter period applicable to any prior tranche of subordinated units. Accordingly, a tranche of subordinated units will not convert into common units more than once a year.

Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Conversion to Common Units."

|  |  |
|---|---|
| Our general partner's right to reset the target distribution levels | Our general partner, as the initial holder of all of our incentive distribution rights, has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. If our general partner transfers all or a portion of the incentive distribution rights it holds in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the cash distribution amount per common unit for the fiscal quarter immediately preceding the reset election (we refer to such amount as the "reset minimum quarterly distribution amount"), and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution amount as our current target distribution levels.

In connection with resetting these target distribution levels, our general partner will be entitled to receive a number of common units equal to the quotient determined by dividing the amount of cash distributions received by our general partner in respect of its incentive distribution rights for the fiscal quarter immediately prior to the date of such reset election by the amount of cash distributed per common unit for such quarter. For a more detailed description of our general |

partner's right to reset the target distribution levels upon which the incentive distribution payments are based, please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner's Right to Reset Incentive Distribution Levels."

| | |
|---|---|
| Issuance of additional units | We can issue an unlimited number of additional units, including units that are senior to the common units in rights of distribution, liquidation and voting, on the terms and conditions determined by our general partner's board of directors, without the consent of our unitholders. Please read "Units Eligible for Future Sale" and "Our Partnership Agreement—Issuance of Additional Interests." |
| Limited voting rights | Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our businesses. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, USD Group LLC will own 1,363,545 of our common units and all of our subordinated units, representing a 55.4% limited partner interest in us. If the underwriters' over-allotment option to purchase additional common units is exercised in full, USD Group LLC will own 36,045 of our common units and all of our subordinated units, representing a 49.2% limited partner interest in us. As a result, you will initially be unable to remove our general partner without its consent, because USD Group LLC will own sufficient units upon completion of this offering to be able to prevent the general partner's removal. Please read "Our Partnership Agreement—Voting Rights." |
| Limited call right | If at any time our general partner and its affiliates own more than 80.0% of the outstanding limited partner interests of any class, our general partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price equal to the greater of (x) the average of the daily closing prices of the common units over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. The partnership agreement will not obligate our general partner to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. |
| Material tax consequences | For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read "Material Federal Income Tax Consequences" and "Non-United States Tax Consequences." |

| | |
|---|---|
| Directed unit program | At our request, the underwriters have reserved up to 442,500 of the units offered hereby at the initial public offering price for officers, directors, employees and certain other persons associated with us. The number of units available for sale to the general public will be reduced to the extent such persons purchase such reserved units. Any reserved units not so purchased will be offered by the underwriters to the general public on the same basis as the other units offered hereby. The directed unit program will be arranged through one of our underwriters, Barclays Capital Inc. |
| Exchange listing | We have applied to list the common units on the New York Stock Exchange under the symbol "USDP". |

# SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

The following table presents, in each case for the periods and as of the dates indicated, summary historical combined financial and operating data of our Predecessor and summary pro forma combined financial and operating data of USD Partners LP.

Our Predecessor consists of the assets, liabilities and results of operations of the wholly owned subsidiaries of USD that operate our Hardisty rail terminal, our San Antonio rail terminal, our West Colton rail terminal and that manage our railcar fleet. These subsidiaries will be conveyed to us in connection with this offering. Our Predecessor also includes the membership interests in five subsidiaries of USD which operated crude oil rail terminals that were sold in December 2012. The results of operations of these subsidiaries are reflected in our Predecessor's summary historical combined financial and operating data as discontinued operations.

The summary historical combined financial and operating data of our Predecessor as of and for the years ended December 31, 2013 and 2012 are derived from the audited combined financial statements of our Predecessor included elsewhere in this prospectus. The summary historical combined financial and operating data of our Predecessor as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 are derived from the unaudited combined financial statements of our Predecessor included elsewhere in this prospectus.

The summary pro forma combined financial data presented in the following table for the year ended December 31, 2013 and as of and for the six months ended June 30, 2014, respectively, are derived from the unaudited pro forma combined financial data included elsewhere in this prospectus. The pro forma combined financial data assumes that the transactions to be effected at the closing of the offering and described under "—Formation Transactions" had taken place on June 30, 2014, in the case of the pro forma balance sheet, and on January 1, 2013, in the case of the pro forma statement of operations for the year ended December 31, 2013 and the six months ended June 30, 2014. These transactions primarily include, and the pro forma financial data give effect to, the following:

- the issuance of 250,000 Class A Units in August 2014 to certain executive officers of our general partner and to other key employees of our general partner and its affiliates who provide services to us.

- USD Group LLC's contribution to us of all of our initial assets and operations, including the Hardisty rail terminal, the San Antonio rail terminal, the West Colton rail terminal and our railcar business;

- the issuance of 8,850,000 common units to the public, 427,083 general partner units and the incentive distribution rights to our general partner, and 1,363,545 common units and 10,463,545 subordinated units to USD Group LLC in connection with this offering; and

- our entry into a new $300.0 million senior secured credit agreement comprised of a $200.0 million revolving credit facility (undrawn) and a $100.0 million term loan (fully drawn in Canadian dollars);

- the payment of underwriting discounts and commissions and a structuring fee;

- the cash distribution to USD Group LLC of $105.5 million;

- the repayment of $97.8 million of indebtedness under USD's current credit facility, which bears interest at a rate of LIBOR plus an applicable margin, which equaled 3.90% as of June 30, 2014 and matures in March 2015; and

- the payment of $2.0 million of fees and expenses in connection with our new senior secured credit agreement, which is comprised of a revolving credit facility and a term loan.

The pro forma combined financial data does not give effect to the estimated $2.1 million in incremental annual general and administrative expenses that we expect to incur as a result of being a publicly traded partnership.

The following financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the historical combined financial statements of our Predecessor and the notes thereto and our unaudited pro forma combined financial statements and the notes thereto, in each case included elsewhere in this prospectus. Among other things, those historical and pro forma combined financial statements include more detailed information regarding the basis of presentation for the information in the following table. Our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of USD in the periods for which historical financial data are presented below, and such data may not be indicative of our future operating results or financial performance.

The following table presents Adjusted EBITDA, a financial measure that is not presented in accordance with generally accepted accounting principles in the United States, or GAAP. For a reconciliation of Adjusted EBITDA to net income attributable to our Predecessor and us and cash flows from operating activities, the most directly comparable financial measures calculated in accordance with GAAP, please read "Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures" beginning on page 88. For a discussion of how we use Adjusted EBITDA to evaluate our operating performance, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Operations— Adjusted EBITDA and Distributable Cash Flow" beginning on page 103.

|  | USD Partners LP Predecessor | | | | USD Partners LP Pro Forma | |
|  | Year Ended December 31, | | Six Months Ended June 30, | | Year Ended December 31, | Six Months Ended June 30, |
|  | 2013 | 2012 | 2014 | 2013 | 2013 | 2014 |
|  | | | (in thousands) (unaudited) | | (unaudited) | |
| **Statement of Operations** | | | | | | |
| Revenues: | | | | | | |
| Terminalling services .......................... | $ 7,130 | $ 8,703 | $ 3,448 | $ 3,691 | $ 7,130 | $ 3,448 |
| Fleet leases ................................... | 13,572 | 15,964 | 4,596 | 8,546 | 13,572 | 4,596 |
| Fleet services ................................. | 1,197 | 5 | 956 | 375 | 1,197 | 956 |
| Freight and other reimbursables ................... | 4,402 | 203 | 1,921 | 768 | 4,402 | 1,921 |
| Total revenues ............................ | 26,301 | 24,875 | 10,921 | 13,380 | 26,301 | 10,921 |
| Operating Costs: | | | | | | |
| Operating costs other than freight and other reimbursables ............................... | 20,430 | 21,541 | 10,772 | 11,785 | 21,398 | 11,256 |
| Freight and other reimbursables .................. | 4,402 | 203 | 1,921 | 768 | 4,402 | 1,921 |
| Total operating costs ........................ | 24,832 | 21,744 | 12,693 | 12,553 | 25,800 | 13,177 |
| Operating income (loss) ................. | 1,469 | 3,131 | (1,772) | 827 | 501 | (2,256) |
| Interest expense ..................................... | 3,241 | 2,050 | 1,984 | 1,645 | 4,884 | 2,418 |
| Loss on derivative contracts ......................... | — | — | 802 | — | — | 802 |
| Other expenses and provision for income taxes ........... | 69 | 26 | 712 | 17 | 488 | 1,047 |
| Income (loss) from continuing operations ............ | (1,841) | 1,055 | (5,270) | (835) | (4,871) | (6,523) |
| Discontinued operations income and gain ................ | 8,243 | 459,522 | 31 | 6,903 | | |
| Net income (loss) ...................... | $ 6,402 | $460,577 | $ (5,239) | $ 6,068 | | |
| General partner interest in net loss ..................... | | | | | $ (97) | $ (130) |
| Common unitholders' interest in net loss ................ | | | | | $ (4,774) | $ (6,392) |
| Subordinated unitholders' interest in net loss .............. | | | | | $ — | $ — |
| Pro forma net loss per common unit ..................... | | | | | $ (0.47) | $ (0.63) |
| Pro forma net loss per subordinated unit .................. | | | | | $ — | $ — |
| Pro forma net loss per general partner unit ................ | | | | | $ (0.23) | $ (0.31) |
| Weighted average common units outstanding ............. | | | | | 10,213,545 | 10,213,545 |
| Weighted average subordinated units outstanding .......... | | | | | 10,463,545 | 10,463,545 |
| **Statement of Cash Flows** | | | | | | |
| Net cash provided by operating activities ................ | $ 9,239 | $ 1,798 | $ 1,667 | $ 2,064 | | |
| Net cash used in investing activities .................... | (56,114) | (773) | (30,327) | (6,129) | | |
| Net cash provided by (used in) financing activities ........ | 44,885 | (25,227) | 26,999 | 10,134 | | |
| Net cash provided by discontinued operations ............. | 5,168 | 25,687 | 26,941 | 643 | | |
| **Operating Information** | | | | | | |
| Average daily terminal throughput (bpd) ................ | 15,533 | 15,871 | 14,099 | 15,909 | | |
| **Non-GAAP Measures** | | | | | | |
| Adjusted EBITDA .................................. | $ 1,971 | $ 3,621 | $ (1,518) | $ 1,078 | $ 1,971 | $ (1,518) |

|  | As of December 31, | | As of June 30, | Pro forma As of June 30, |
|  | 2013 | 2012 | 2014 | 2014 |
|  | (in thousands) (unaudited) | | | (in thousands) (unaudited) |
| **Balance Sheet** | | | | |
| Property and equipment, net .......................... | $ 61,364 | $ 7,881 | $ 92,394 | $ 92,394 |
| Total assets ...................................... | 107,268 | 58,934 | 137,548 | 199,039 |
| Total liabilities ................................... | 104,665 | 45,548 | 126,696 | 128,405 |
| Owner's equity ................................... | 2,603 | 13,386 | 10,852 | 70,601 |

## USE OF PROCEEDS

We expect to receive net proceeds of approximately $165.5 million from the sale of 8,850,000 common units offered by this prospectus, based on an initial public offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover of this prospectus), after deducting underwriting discounts, commissions and structuring fees. We intend to use these proceeds, together with the proceeds from borrowings of $100.0 million under our new term loan facility, as follows:

- to make a cash distribution to USD Group LLC of $105.5 million;

- to repay $97.8 million of indebtedness under USD's current credit facility; and

- to pay $2.0 million of fees and expenses in connection with our new senior secured credit agreement, which will be comprised of a revolving credit facility and a term loan.

The remaining approximately $60.2 million will be retained by us for general partnership purposes, including potentially to fund future acquisitions from USD and third parties and potentially for funding future growth projects, such as the potential acquisition from USD Group LLC of the Hardisty Phase II and Phase III projects on which we have been granted rights of first offer. USD has not offered these assets to us, and we are under no obligation to acquire these assets from USD with the proceeds of this offering, or otherwise. We do not presently have definitive agreements with USD or any third parties with respect to acquisitions. The consummation and timing of any future acquisitions of our right of first offer assets are subject to various contingencies, including USD's successful development of such projects, USD's willingness to offer such projects for sale and obtain any necessary consents, our ability to negotiate acceptable purchase agreements and commercial agreements with respect to such acquisitions and our ability to obtain financing on acceptable terms. See "Risk Factors—Our right of first offer to acquire certain of USD's assets and projects it will retain after the offering and certain assets or businesses that it may develop, construct or acquire in the future is subject to risks and uncertainty, and ultimately we may not acquire any of those assets or businesses." We may also consider the acquisition of other assets from USD and third parties. Any such acquisitions, however, will also depend on various contingencies, including our ability to identify attractive acquisition candidates and successfully negotiate acceptable acquisition agreements and our ability to obtain financing.

USD's current credit facility bears interest at LIBOR plus an applicable premium which equates to 3.90% as of June 30, 2014. An affiliate of an underwriter participating in this offering is a lender under the current USD credit facility and will receive a portion of the proceeds from this offering pursuant to the repayment of borrowings thereunder. Please read "Underwriting—Certain Relationships." In April 2014, our Canadian subsidiary which owns our Hardisty rail terminal borrowed $67.8 million under the current credit facility to fund the repayment of $67.0 million of intercompany indebtedness owed to USD.

The net proceeds from any exercise of the underwriters' over-allotment option to purchase additional common units (approximately $24.8 million, if exercised in full, after deducting the underwriting discounts and commissions and structuring fees) will be used to redeem from USD Group LLC a number of common units equal to the number of common units issued upon such exercise of the option at a price per unit equal to the net proceeds per common unit in this offering before expenses but after deducting underwriting discounts, commissions and the structuring fee. Please read "Underwriting."

An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from the offering, after deducting underwriting discounts, the structuring fee and offering expenses, to increase or decrease by $8.3 million, based on an assumed initial public offering price of $20.00 per common unit. If the proceeds increase due to a higher initial public offering price or an increase in the number of units issued, or decrease due to a lower initial public offering price or a decrease in the number of units issued, then the amount of cash retained by us for general partnership purposes will increase or decrease accordingly.

# CAPITALIZATION

The following table shows:

- the historical cash and cash equivalents and capitalization of our predecessor as of June 30, 2014;

- our pro forma as adjusted cash and cash equivalents and capitalization as of June 30, 2014, after giving effect to the following transactions:

  - the issuance of 250,000 Class A Units to certain executive officers and other key employees of our general partner and its affiliates who provide services to us;

  - USD Group LLC's contribution to us of its ownership interests in each of its subsidiaries that own or operate the Hardisty, San Antonio and West Colton rail terminals and our railcar business;

  - our entry into a new $300.0 million senior secured credit agreement comprised of a $200.0 million revolving credit facility and a $100.0 million term loan facility and the borrowing of the full $100.0 million under such term loan facility;

  - the issuance of 1,363,545 common units and 10,463,545 subordinated units to USD Group LLC; and

  - the issuance to USD Partners GP LLC, a wholly owned subsidiary of USD Group LLC, 427,083 general partner units, representing a 2.0% general partner interest in us and all of our incentive distribution rights; and

- our pro forma as further adjusted cash and cash equivalents and capitalization as of June 30, 2014, after giving effect to the issuance and sale of 8,850,000 common units in this offering at an assumed initial public offering price of $20.00 per common unit (based on the mid-point of the price range set forth on the cover of this prospectus) and the application of the net proceeds therefrom and from the borrowings under our new term loan facility as described under "Use of Proceeds."

This table is derived from, should be read together with and is qualified in its entirety by reference to the historical interim combined financial statements and the accompanying notes and the pro forma combined financial data and accompanying notes included elsewhere in this prospectus

| | As of June 30, 2014 | | |
|---|---|---|---|
| | Predecessor Historical | Pro Forma As Adjusted | Pro Forma As Further Adjusted |
| | | (unaudited) (in millions) | |
| Cash and cash equivalents | $ 32.4 | $132.4 | $ 92.2 |
| Debt: | | | |
| Existing credit facility | 97.8 | 97.8 | — |
| New term loan | — | 100.0 | 100.0 |
| New revolving credit facility | — | — | — |
| Total long-term debt (including current maturities) | 97.8 | 197.8 | 100.0 |
| Owner's equity: | | | |
| Owner's equity | 10.9 | — | — |
| Common Units—public (no units on an actual basis; 8,850,000 units on pro forma as adjusted basis; and 8,850,000 units on a pro forma as further adjusted basis) | — | — | 165.5 |
| Common Units—USD Group LLC (no units on an actual basis; 1,363,545 units on pro forma as adjusted basis; and 1,363,545 units on a pro forma as further adjusted basis) | — | 1.2 | (10.1) |
| Class A Units—management (no units on an actual basis; 250,000 units on a pro forma as adjusted basis; and 250,000 units on a pro forma as further adjusted basis) | — | — | — |
| Subordinated Units—USD Group LLC (no units on an actual basis; 10,463,545 units on pro forma as adjusted basis; and 10,463,545 units on a pro forma as further adjusted basis) | — | 9.3 | (81.5) |
| General partner equity (no units on an actual basis; 427,083 units on pro forma as adjusted basis; and 427,083 units on a pro forma as further adjusted basis) | — | 0.4 | (3.3) |
| Total equity | 10.9 | 10.9 | 70.6 |
| Total capitalization | $108.7 | $208.7 | $170.6 |

# DILUTION

Dilution is the amount by which the offering price per common unit in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of June 30, 2014, after giving effect to the offering of common units and the related transactions, our net tangible book value was approximately $70.6 million, or $3.31 per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in pro forma net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

| | | |
|---|---:|---:|
| Assumed initial public offering price per common unit(1) | | $20.00 |
| Pro forma net tangible book value per unit before the offering(2) | 0.87 | |
| Increase in net tangible book value per unit attributable to purchasers in the offering | 7.38 | |
| Decrease in net tangible book value per unit attributable to distributions made to USD Group LLC(3) | (4.94) | |
| Less: Pro forma net tangible book value per unit after the offering(4) | | 3.31 |
| Immediate dilution in net tangible book value per common unit to purchasers in the offering(5) | | $16.69 |

(1) The mid-point of the price range set forth on the cover of this prospectus.
(2) Determined by dividing the number of units (1,363,545 common units, 250,000 Class A units, 10,463,545 subordinated units and 427,083 general partner units) to be issued to USD Group LLC, the general partner and their affiliates for their contribution of assets and liabilities to us into the pro forma net tangible book value of the contributed assets and liabilities.
(3) Determined by dividing the number of units to be outstanding after this offering (10,213,545 common units, 250,000 Class A units, 10,463,545 subordinated units and 427,083 general partner units) into the distribution to be made to USD Group LLC of $105.5 million as well as the dilution of USD Group LLC's investment.
(4) Determined by dividing the number of units to be outstanding after this offering (10,213,545 total common units, 250,000 Class A units, 10,463,545 subordinated units and 427,083 general partner units) and the application of the related net proceeds into our pro forma net tangible book value after giving effect to the application of the net proceeds of this offering.
(5) Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters' over-allotment option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in this offering due to any such exercise of the option.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by the general partner and its affiliates in respect of their units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

| | Units Acquired | | Total Consideration | |
|---|---|---|---|---|
| | Number | % | Amount | % |
| | (in thousands) | | (in millions) | |
| USD Group LLC, general partner and their affiliates(1)(2)(3) | 12,504 | 58.6% | $ (94.9) | (134.4)% |
| Purchasers in this offering(2) | 8,850 | 41.4 | 165.5 | 234.4 |
| Total | 21,354 | 100% | $ 70.6 | 100% |

(1) Upon the consummation of the transactions contemplated by this prospectus, assuming the underwriters' over-allotment option to purchase additional common units from us is not exercised, USD Group LLC, our general partner and their affiliates will own 1,363,545 common units, 250,000 Class A Units, 10,463,545 subordinated units and 427,083 general partner units.

(2)  Assumes the underwriters' over-allotment option to purchase additional common units is not exercised.

(3)  The assets contributed by USD Group LLC, the general partner and its affiliates were recorded at historical cost in accordance with accounting principles generally accepted in the United States. Book value of the consideration provided by USD Group LLC, the general partner and its affiliates, as of June 30, 2014, after giving effect to the application of the net proceeds of the offering, is as follows:

|  | (in millions) |
| --- | --- |
| Book value of net assets contributed | $ 10.6 |
| Less: Distribution to USD Group LLC from net proceeds of this offering | (105.5) |
| Total consideration | $ (94.9) |

**CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS**

The following discussion of our cash distribution policy should be read in conjunction with the specific assumptions included in this section. In addition, "Forward-Looking Statements" and "Risk Factors" should be read for information regarding statements that do not relate strictly to historical or current facts and regarding certain risks inherent in our business.

For additional information regarding our historical and pro forma results of operations, please refer to our audited historical combined financial statements and accompanying notes and the unaudited pro forma combined financial data and accompanying notes included elsewhere in this prospectus.

## General

### *Rationale for our Cash Distribution Policy*

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute at least the minimum quarterly distribution of $0.2875 per unit ($1.15 per unit on an annualized basis) on all of our units to the extent we have sufficient available cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. We expect that if we are successful in executing our business strategy, we will grow our business in a steady and sustainable manner and distribute to our unitholders a portion of any increase in our earnings resulting from such growth. We expect our general partner may choose to reserve cash in the form of excess distribution coverage from time to time for the purpose of maintaining stability or growth in our quarterly distributions. In addition, our general partner may cause us to borrow amounts to fund distributions in quarters when we generate less cash than is necessary to sustain or grow our cash distributions per unit. Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing rather than retaining our cash.

The board of directors of our general partner may change our distribution policy at any time and from time to time. Our partnership agreement does not require us to pay cash distributions on a quarterly or other basis. The amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner.

### *Limitations on Cash Distributions and our Ability to Change our Cash Distribution Policy*

There is no guarantee that we will make quarterly cash distributions to our unitholders at our minimum quarterly distribution rate or at any other rate, and we have no legal or contractual obligation to do so. Our current cash distribution policy is subject to certain restrictions, as well as the discretion of our general partner and the approval of members of our general partner's board of directors that are appointed by Energy Capital Partners, which may change our cash distribution policy at any time from time to time without a vote from unitholders. The following factors will affect our ability to make cash distributions, as well as the amount of any cash distributions we make:

- Our cash distribution policy will be subject to restrictions on cash distributions under our new senior secured revolving credit agreement. One such restriction would prohibit us from making cash distributions while a default has occurred and is continuing under our senior secured credit agreement, notwithstanding our cash distribution policy. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Agreement."

- The amount of cash that we distribute and the decision to make any distribution is determined by our general partner and the members of our board of directors appointed by Energy Capital Partners, taking into consideration the terms of our partnership agreement. Our general partner may change our cash distribution policy at any time from time to time without a vote from unitholders. Specifically, our general partner will have the authority to establish cash reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Our general partner's board of directors has broad discretion in setting the amount of cash reserves each quarter. Any decision to establish cash reserves made by our general partner in good faith will be binding on our unitholders. Additionally, members of our general partner's board of directors appointed by Energy Capital Partners, if any, must approve any distributions made by us.

- Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

- We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or general and administrative expenses, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs. Our distributable cash flow is directly impacted by our cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase. For the twelve months ending September 30, 2015, we estimate that our general and administrative expenses will be approximately $9.8 million, which includes, among other items, compensation expense for all employees required to manage and operate our business. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Available Cash," "Our Partnership Agreement—Reimbursement of Expenses" and "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement."

- Our ability to make cash distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make cash distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

- If and to the extent our available cash materially declines from quarter to quarter, we may elect to change our current cash distribution policy and reduce the amount of our quarterly distributions in order to service or repay our debt or fund expansion capital expenditures.

To the extent that our general partner determines not to distribute the full minimum quarterly distribution with respect to any quarter while any subordinated units are outstanding, the common units will accrue an arrearage equal to the difference between the minimum quarterly distribution and the amount of the distribution actually paid with respect to that quarter. The aggregate amount of any such arrearages must be paid on the common units before any distributions of available cash from operating surplus may be made on the subordinated units and before any subordinated units may convert into common units. Any shortfall in the payment of the minimum quarterly distribution with respect to any quarter while any subordinated units remain outstanding may decrease the likelihood that our quarterly distribution rate would increase in subsequent quarters. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Conversion to Common Units."

### *Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital*

We expect that we will rely primarily upon external financing sources, including borrowings under our revolving credit facility and the issuance of debt and equity securities, to fund future acquisitions and other expansion capital expenditures. To the extent we are unable to finance growth with external sources of capital, our current cash distribution policy will significantly impair our ability to grow. In addition, because we intend to distribute all of our available cash, our growth may not be as fast as businesses that reinvest all of their available cash to expand ongoing operations. Our revolving credit facility and term loan will restrict our ability to incur additional debt, including through the issuance of debt securities. Please read "Risk Factors—Risks Related to Our Business—Restrictions in our new credit facility and term loan could adversely affect our business, financial condition, results of operations, ability to make distributions to unitholders and value of our common units." To the extent we issue additional units, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our cash distributions per unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to our common units, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional units. If we incur additional debt (under our revolving credit facility or otherwise) to finance our growth strategy, we will have increased interest expense, which in turn will reduce the available cash that we have to distribute to our unitholders. Please read "Risk Factors—Risks Related to Our Business—Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities."

### Our Minimum Quarterly Distribution

Pursuant to our distribution policy, we intend to declare a minimum quarterly distribution of $0.2875 per unit for each whole quarter, or $1.15 per unit on an annualized basis. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under "—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy." We expect to pay distributions within 60 days after the end of each quarter, beginning with the quarter ending December 31, 2014, to unitholders of record on the applicable record date. If the distribution date does not fall on a business day, we will make the distribution on the first business day immediately preceding the indicated distribution date. We do not expect to make distributions for the period that begins on July 1, 2014 and ends on the day prior to the closing of this offering other than the distribution to be made to USD Group LLC in connection with the closing of this offering as described in "Summary—Formation Transactions" and "Use of Proceeds." We will pro rate the amount of our first distribution for the period from the closing of this offering through December 31, 2014 based on the actual length of the period. The amount of available cash needed to pay the minimum quarterly distribution on all of our common units, Class A Units, subordinated units and general partner units to be outstanding immediately after this offering for one quarter and on an annualized basis is summarized in the table below:

| | No Exercise of Option to Purchase Additional Common Units | | | Full Exercise of Option to Purchase Additional Common Units | | |
| | | Minimum Quarterly Distributions | | | Minimum Quarterly Distributions | |
| | | (in thousands) | | | (in thousands) | |
| | Number of Units | One Quarter | Annualized (Four Quarters) | Number of Units | One Quarter | Annualized (Four Quarters) |
| --- | --- | --- | --- | --- | --- | --- |
| Publicly held common units .. | 8,850,000 | $2,544 | $10,178 | 10,177,500 | $2,926 | $11,704 |
| Common units held by USD Group LLC . . . . . . . . . . . . . | 1,363,545 | 392 | 1,568 | 36,045 | 10 | 41 |
| Class A Units . . . . . . . . . . . . . | 250,000 | 72 | 288 | 250,000 | 72 | 288 |
| Subordinated units held by USD Group LLC . . . . . . . . . | 10,463,545 | 3,008 | 12,033 | 10,463,545 | 3,008 | 12,033 |
| General partner units . . . . . . . . | 427,083 | 123 | 491 | 427,083 | 123 | 491 |
| Total . . . . . . . . . . . . . . . . . . . . | 21,354,174 | $6,139 | $24,557 | 21,354,174 | $6,139 | $24,557 |

As of the date of this offering, our general partner will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner's initial 2.0% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its initial 2.0% general partner interest. Our general partner will also hold the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48.0%, of the cash we distribute in excess of $0.330625 per unit per quarter.

While any subordinated units are outstanding, before we make any quarterly distributions to our subordinated unitholders, our common unitholders and holders of our Class A Units are entitled to receive payment of the full minimum quarterly distribution for such quarter plus, with respect to our common units, any arrearages in distributions of the minimum quarterly distribution from prior quarters. We cannot guarantee, however, that we will pay the minimum quarterly distribution on our common units in any quarter. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Conversion to Common Units."

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any higher standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in "good faith," our general partner must believe that the determination is not adverse to the best interests of our partnership. Please read "Conflicts of Interest and Fiduciary Duties."

The actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business, the amount of reserves our general partner establishes in accordance with our partnership agreement and the amount of available cash from working capital borrowings.

Additionally, our general partner may reduce the minimum quarterly distribution and the target distribution levels if legislation is enacted or modified that results in our becoming taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In such an event, the minimum quarterly distribution and the target distribution levels may be reduced proportionately by the percentage decrease in our available cash resulting from the estimated tax liability we would incur in the quarter in which such legislation is effective. The minimum quarterly distribution will also be proportionately adjusted in the event of any distribution, combination or subdivision of common units in accordance with the partnership agreement, or in the event of a distribution of available cash from capital surplus. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels." The minimum quarterly distribution will also automatically be adjusted in connection with the resetting of the target distribution levels related to our general partner's incentive distribution rights. In connection with any such reset, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the reset. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner's Right to Reset Incentive Distribution Levels."

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $0.2875 per unit for the twelve months ending September 30, 2015. In those sections, we present two tables, consisting of:

- "Unaudited Pro Forma Distributable Cash Flow for the Year Ended December 31, 2013 and the Twelve Months Ended June 30, 2014," in which we present our distributable cash flow for the year ended December 31, 2013 and the twelve months ended June 30, 2014, respectively, derived from our unaudited pro forma financial data that are included in this prospectus, as adjusted to give pro forma effect to this offering and the related formation transactions; and

- "Estimated Distributable Cash Flow for the Twelve Months Ending September 30, 2015," in which we provide our estimated forecast of our ability to generate sufficient distributable cash flow for us to pay the minimum quarterly distribution on all units for the twelve months ending September 30, 2015.

**Unaudited Pro Forma Distributable Cash Flow for the Year Ended December 31, 2013 and the Twelve Months Ended June 30, 2014**

If we had completed the transactions contemplated in this prospectus on January 1, 2013, we would not have generated positive pro forma distributable cash flow. Our unaudited pro forma distributable cash flow includes the estimated incremental expenses of being a public company as well as pre-operational costs related to our Hardisty rail terminal, without the corresponding revenues from that terminal. Our Hardisty rail terminal commenced operations on June 30, 2014, and we expect to generate the vast majority of our Adjusted EBITDA and distributable cash flow in connection with providing crude oil terminalling services at our Hardisty rail terminal.

As discussed above, our unaudited pro forma distributable cash flow for the year ended December 31, 2013 and the twelve months ended June 30, 2014 includes $2.1 million of estimated incremental annual general and administrative expenses that we expect to incur as a result of becoming a publicly traded partnership. This amount is an estimate, and our general partner will ultimately determine the actual amount of these incremental annual general and administrative expenses to be reimbursed by us in accordance with our partnership agreement. Incremental annual general and administrative expenses related to being a publicly traded partnership include expenses associated with annual, quarterly and current reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees, outside director fees and director and officer insurance expenses. These expenses are not reflected in our or our Predecessor's historical financial statements.

The adjusted amounts below do not present our results of operations as if the transactions contemplated in this prospectus had actually been completed on January 1, 2013. In addition, cash available to pay distributions is primarily a cash accounting concept, while distributable cash flows is based on our historical combined financial statements which have been prepared on an accrual basis. As a result, you should view the amount of pro forma historical distributable cash flow only as a general indication of the amount of cash available to pay distributions that we might have generated had we completed this offering on January 1, 2013.

The following table illustrates, on a pro forma basis, for the six months ended June 30, 2013, the year ended December 31, 2013, the six months ended June 30, 2014 and the twelve months ended June 30, 2014, the amount of cash that would have been available for distribution to our unitholders, assuming that this offering had been completed on January 1, 2013.

### USD PARTNERS LP
### Unaudited Pro Forma Distributable Cash Flow

| | Six Months Ended June 30, 2013 | Year Ended December 31, 2013 | Six Months Ended June 30, 2014 | Twelve Months Ended June 30, 2014(1) |
|---|---|---|---|---|
| | (in thousands) | | | |
| **Revenues:** | | | | |
| Terminalling services | $ 3,691 | $ 7,130 | $ 3,448 | $ 6,887 |
| Fleet leases | 8,546 | 13,572 | 4,596 | 9,622 |
| Fleet services | 99 | 235 | 238 | 374 |
| Fleet services—related party | 276 | 962 | 718 | 1,404 |
| Freight and other reimbursables | 768 | 1,778 | 1,702 | 2,712 |
| Freight and other reimbursables—related party | — | 2,624 | 219 | 2,843 |
| **Total revenues** | 13,380 | 26,301 | 10,921 | 23,842 |
| **Operating Costs:** | | | | |
| Subcontracted rail services | 944 | 1,898 | 2,109 | 3,063 |
| Fleet leases | 8,546 | 13,572 | 4,596 | 9,622 |
| Freight and other reimbursables | 768 | 4,402 | 1,921 | 5,555 |
| Selling, general & administrative(2) | 2,528 | 5,426 | 4,297 | 7,195 |
| Depreciation | 251 | 502 | 254 | 505 |
| **Total operating expenses** | 13,037 | 25,800 | 13,177 | 25,940 |
| **Operating Income (Loss)** | 343 | 501 | (2,256) | (2,098) |
| Interest expense(3) | 2,418 | 4,884 | 2,418 | 4,884 |
| Loss on derivative contracts | — | — | 802 | 802 |
| Other expense, net | — | 39 | 688 | 727 |
| Loss before provision for state income taxes | (2,075) | (4,422) | (6,164) | (8,511) |
| Provision for income taxes | 148 | 449 | 359 | 660 |
| **Pro Forma Net Loss** | (2,223) | (4,871) | (6,523) | (9,171) |
| Add: | | | | |
| Depreciation and amortization expense | 251 | 502 | 254 | 505 |
| Non-cash compensation expense related to Class A Units | 484 | 968 | 484 | 968 |
| Interest expense(3) | 2,418 | 4,884 | 2,418 | 4,884 |
| Loss on derivative contracts | — | — | 802 | 802 |
| Other expense, net | — | 39 | 688 | 727 |
| Provision for income taxes | 148 | 449 | 359 | 660 |
| **Pro Forma Adjusted EBITDA(4)** | 1,078 | 1,971 | (1,518) | (625) |
| Less: | | | | |
| Provision for income taxes | (148) | (449) | (359) | (660) |
| Cash interest expense(3) | (2,217) | (4,481) | (2,217) | (4,481) |
| Maintenance capital expenditures(5) | — | — | — | — |
| Expansion capital expenditures(5) | (6,129) | (56,114) | (30,327) | (80,312) |
| Incremental general and administrative expenses of being a publicly traded partnership(6) | (1,068) | (2,135) | (1,068) | (2,135) |
| Add: | | | | |
| Available cash and borrowings to fund expansion capital expenditures | 6,129 | 56,114 | 30,327 | 80,312 |
| Pro forma distributable cash flow deficit | $ (2,354) | $ (5,094) | $ (5,161) | $(7,901) |

(1) Represents the combination of the results for the year ended December 31, 2013 and the six months ended June 30, 2014, less the results of the six months ended June 30, 2013.

(2) Selling, general & administrative expense includes equity-based compensation expense related to the Class A Units deemed issued on January 1, 2013, which also is deemed to be the grant date for pro forma financial statements. We assumed on a pro forma basis that it is probable that the base vesting threshold for the First Class A Unit Tranche and Second Class A Unit Tranche would not have been met and the awards would not vest, nor would distributions have been made to Class A Unit holders. For the Third Class A Unit Tranche we assumed that it is probable that the base vesting threshold would be met but will not exceed the target amount and the awards would vest on a 1:1 basis. For the Fourth Class A Unit Tranche we made an assumption that it is probable that we will exceed the target threshold and the awards will vest at a 2.0x conversion. The mid-point price determined at pricing will be used as the grant-date fair value for these awards.

(3) Interest expense and cash interest expense both include commitment fees and interest expense that would have been paid by our predecessor had our new senior secured credit agreement been in place during the period presented and we had borrowed $100.0 million under the term loan facility at the beginning of the period. Interest expense, net also includes the amortization of debt issuance costs incurred in connection with our new senior secured credit agreement. Cash interest expense excludes the amortization of debt issuance costs.

(4) We define Adjusted EBITDA and provide a reconciliation to its most directly comparable financial measures calculated and presented in accordance with GAAP in "Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures."

(5) Historically we did not necessarily distinguish between maintenance capital expenditures and expansion capital expenditures in the same manner that will be required under our partnership agreement following the closing of this offering. For purposes of this pro forma presentation, we have retroactively reclassified our total capital expenditures as either maintenance capital expenditures or expansion capital expenditures in the same manner that will be required prospectively under our partnership agreement following the closing of this offering. Based on the nature of our operations, our assets typically require minimal to no maintenance capital expenditures. Maintenance capital expenditures, as defined in our partnership agreement, are recorded in Other operating costs. For a discussion of maintenance and expansion capital expenditures, please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Capital Expenditures."

(6) Reflects an adjustment for estimated cash expenses associated with being a publicly traded partnership, such as expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer insurance expenses; and incremental costs associated with operating our logistics assets as a growth-oriented business.

**Estimated Distributable Cash Flow for the Twelve Months Ending September 30, 2015**

We forecast that our estimated distributable cash flow for the twelve months ending September 30, 2015 will be approximately $27.0 million. This amount would exceed by $2.4 million the amount of distributable cash flow we must generate to support the payment of the minimum quarterly distributions for four quarters on our common units, Class A Units and subordinated units and the corresponding distributions on our general partner units, in each case to be outstanding immediately after this offering, for the twelve months ending September 30, 2015.

We have not historically made public projections as to future operations, earnings or other results. However, management has prepared the forecast of estimated distributable cash flow for the twelve months ending September 30, 2015, and related assumptions set forth below to substantiate our belief that we will have sufficient distributable cash flow to pay the full minimum quarterly distributions on our common units, Class A Units and subordinated units and the corresponding distributions on our general partner units for the twelve months ending September 30, 2015. Please read below under "—Significant Forecast Assumptions" for further information as to the assumptions we have made for the financial forecast. This forecast is a forward-looking statement and should be read together with our historical combined financial statements and accompanying notes included elsewhere in this prospectus, our unaudited pro forma combined financial statements and accompanying notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." This forecast was not prepared with a view toward complying with the published guidelines of the SEC or guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the assumptions on which we base our belief that we can generate sufficient distributable cash flow to pay the full minimum quarterly distributions on our common units, Class A Units and subordinated units and the corresponding distributions on our general partner units for the twelve months ending September 30, 2015. However, this information is not fact and should not be relied upon as being necessarily indicative of our future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

**The prospective financial information included in this registration statement has been prepared by, and is the responsibility of, our management. UHY LLP has neither compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, UHY LLP does not express an opinion or any other form of assurance with respect thereto. The UHY LLP report included in this registration statement relates to our historical financial information. It does not extend to the prospective financial information and should not be read to do so.**

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under "Risk Factors." Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate our estimated distributable cash flow.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the forecast or to update this forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this prospective financial information.

# USD Partners LP
## Estimated Distributable Cash Flow
## for the Twelve Months Ending September 30, 2015
### (unaudited)

| ($ in millions) | Pro Forma Twelve Months Ended June 30, 2014(6) | Three Months Ending December 31, 2014 | March 31, 2015 | June 30, 2015 | September 30, 2015 | Twelve Months Ending September 30, 2015 |
|---|---|---|---|---|---|---|
| **Revenues:** | | | | | | |
| Terminalling services(1) | $ 6.9 | $ 20.4 | $ 20.3 | $ 20.4 | $ 20.6 | $ 81.6 |
| Fleet leases | 9.6 | 3.8 | 4.3 | 2.3 | 1.8 | 12.1 |
| Fleet services | 1.8 | 1.0 | 1.1 | 1.0 | 0.8 | 3.9 |
| Freight and other reimbursables | 5.5 | 1.9 | 1.9 | 0.5 | 0.1 | 4.4 |
| **Total revenues** | $ 23.8 | $ 27.2 | $ 27.6 | $ 24.0 | $ 23.3 | $102.0 |
| **Operating costs:** | | | | | | |
| Subcontracted rail services | $ (3.1) | $ (2.4) | $ (2.4) | $ (2.4) | $ (2.4) | $ (9.7) |
| Fleet leases | (9.6) | (3.8) | (4.3) | (2.3) | (1.8) | (12.1) |
| Freight and other reimbursables | (5.6) | (1.9) | (1.9) | (0.5) | (0.1) | (4.4) |
| Pipeline fee(1) | — | (5.6) | (5.7) | (5.7) | (5.8) | (22.8) |
| Other operating costs(2) | — | (1.8) | (1.8) | (1.8) | (1.8) | (7.2) |
| Selling, general & administrative(3) | (7.1) | (2.5) | (2.5) | (2.5) | (2.5) | (9.8) |
| Depreciation | (0.5) | (1.2) | (1.2) | (1.2) | (1.2) | (5.0) |
| **Total operating costs** | $ (25.9) | $(19.3) | $(19.8) | $(16.4) | $(15.6) | $ (71.0) |
| **Operating income (loss)** | (2.8) | 7.9 | 7.8 | 7.7 | 7.7 | 31.0 |
| Interest expense, net(4) | (4.9) | (0.9) | (0.9) | (0.9) | (0.9) | (3.6) |
| Other expense, net | (1.5) | — | — | — | — | — |
| **Income (loss) from continuing operations before provision for income taxes** | (8.5) | 7.0 | 6.9 | 6.8 | 6.8 | 27.4 |
| Provision for income and withholding taxes(5) | (0.7) | (2.1) | (2.2) | (2.1) | (2.1) | (8.6) |
| **Net income (loss)** | $ (9.2) | $ 4.8 | $ 4.7 | $ 4.6 | $ 4.6 | $ 18.8 |
| *Plus:* | | | | | | |
| Provision for income and withholding taxes(5) | $ 0.7 | $ 2.1 | $ 2.2 | $ 2.1 | $ 2.1 | $ 8.6 |
| Interest expense, net(4) | 4.9 | 0.9 | 0.9 | 0.9 | 0.9 | 3.6 |
| Depreciation expense | 0.5 | 1.2 | 1.2 | 1.2 | 1.2 | 5.0 |
| Non-cash compensation expense related to Class A Units | 0.9 | 0.7 | 0.7 | 0.7 | 0.7 | 2.8 |
| Other expense, net | 1.5 | — | — | — | — | — |
| **Estimated Adjusted EBITDA** | $ (0.7) | $ 9.8 | $ 9.7 | $ 9.6 | $ 9.7 | $ 38.8 |
| *Less:* | | | | | | |
| Provision for income and withholding taxes(5) | $ (0.7) | $ (2.1) | $ (2.2) | $ (2.1) | $ (2.1) | $ (8.6) |
| Cash interest paid, net | (4.5) | (0.8) | (0.8) | (0.8) | (0.8) | (3.2) |
| Maintenance capital expenditures(2) | — | — | — | — | — | — |
| Incremental general and administrative expenses of being a publicly traded partnership(3) | (2.1) | | | | | |
| **Estimated distributable cash flow (deficit)** | $ (7.9) | $ 6.9 | $ 6.8 | $ 6.7 | $ 6.7 | $ 27.0 |
| **Pro forma cash distributions:** | | | | | | |
| Minimum annual distribution per unit (based on minimum quarterly distribution rate of $0.2875 per unit) | | $ 6.1 | $ 6.1 | $ 6.1 | $ 6.1 | $ 24.6 |
| Annual distributions to: | | | | | | |
| Public common unitholders | | $ 2.5 | $ 2.5 | $ 2.5 | $ 2.5 | $ 10.1 |
| US Development Group: | | | | | | |
| Common units | | 0.4 | 0.4 | 0.4 | 0.4 | 1.6 |
| Class A Units | | 0.1 | 0.1 | 0.1 | 0.1 | 0.5 |
| Subordinated units | | 3.0 | 3.0 | 3.0 | 3.0 | 12.0 |
| General partner units | | 0.1 | 0.1 | 0.1 | 0.1 | 0.5 |
| Total distributions to US Development Group | | 3.6 | 3.6 | 3.6 | 3.6 | 14.4 |
| Total distributions to our unitholders and general partner at the minimum distribution rate | $ | $ 6.1 | $ 6.1 | $ 6.1 | $ 6.1 | $ 24.6 |
| **Excess (shortfall) of cash available for distribution over aggregate minimum quarterly distributions** | | 0.6 | 0.6 | 0.6 | 0.6 | 2.4 |

---

(1) Does not include an aggregate of CAD $12.5 million of revenues associated with incentive payments from railroads and resulting pipeline fees and tax impacts. Please read "—Revenues—Railroad Incentive Payments."

(2) We record our routine maintenance expenses associated with our assets in Other operating costs, which are forecasted to be $0.6 million for the twelve months ending September 30, 2015.

(3) Selling, general & administrative expense for the pro forma twelve months period ended June 30, 2014 includes equity-based compensation expense related to the Class A Units deemed issued on January 1, 2013, which also is deemed to be the grant date for pro forma financial statements. We assumed on a pro forma basis that it is probable that the base vesting threshold for the First Class A Unit Tranche and the Second Class A Unit Tranche would not have been met and the awards would not vest, nor would distributions have been made to Class A Unit holders. For the Third Class A Unit Tranche we assumed that it is probable that the base vesting threshold would be met but will not exceed the target amount and the awards would vest on a 1:1 basis. For the Fourth Class A Unit Tranche we made an assumption that it is probable that we will exceed the target threshold and the awards will vest at a 2.0x conversion. The selling, general and administrative expense for the forecast periods includes equity-based compensation expense related to the Class A Units deemed issued on October 1, 2014, which also is deemed to be the grant date. We estimate that it is probable for the First Class A Unit that we will exceed the base vesting threshold, but will not exceed the target amount and the awards will vest 1:1. For the Second Class A Unit Tranche, Third Class A Unit Tranche and Fourth Class A Unit Tranche, we estimate that it is probable that the base vesting threshold will exceed the target amount and the awards will vest at a 1.5, 1.75 and 2.0x conversion for the Second Class A Unit Tranche, Third Class A Unit Tranche and Fourth Class A Unit Tranche, respectively. The Partnership has concluded that the grant date, as defined within the accounting guidance, of these awards will be the day on which the IPO is considered effective and, as a result, the basis for the award valuation will be the initial public offering price. The mid-point of the price range set forth on the cover of this prospectus will be used as the grant-date fair value for these awards for purposes of calculating pro forma and forecast equity-based compensation expense. Selling, general and administrative expense for the pro forma twelve months period ended June 30, 2014 does not include estimated incremental general and administrative expenses of being a publicly traded partnership. We estimate incurring an aggregate of $2.1 million of such additional expenses during the forecast periods, and added an equivalent amount of expenses to the presentation of estimated distributable cash flow for the twelve months ended June 30, 2014 in order to improve comparability to the forecast periods.

(4) Includes $0.4 million of amortized financing costs based on a $2.0 million financing cost associated with our new $300.0 million senior secured credit agreement. Interest expense for the pro forma twelve months ended June 30, 2014 is calculated based on an estimated interest rate of 3.48% (comprised of a LIBOR-based rate of 0.2307% plus an applicable margin of 3.25%), which is calculated based on the interest rate and spreads set forth in our new senior secured credit agreement. Interest expense for the twelve months ending September 31, 2015 is calculated based on an estimated interest rate for our revolving credit facility and our term loan. Interest expense with respect to our revolving credit facility for the twelve months ending September 30, 2015 is calculated based on an estimated interest rate for the five months ending February 28, 2015 of 2.77% (comprised of a LIBOR-based rate of 0.27% plus an applicable margin of 2.50%) and then based on an estimated interest rate for the seven months ending September 30, 2015 of 2.82% (comprised of a LIBOR-based rate of 0.57% plus an applicable margin of 2.25%), which corresponds with the expected pricing under or new senior secured credit agreement. Interest expense with respect to our term loan for the twelve months ending September 30, 2015 is calculated based on an estimated interest rate for the five months ending February 28, 2015 of 2.87% (comprised of a LIBOR-based rate of 0.27% plus an applicable margin of 2.60%) and then based on an estimated interest rate for the seven months ending September 30, 2015 of 2.92% (comprised of a LIBOR-based rate of 0.57% plus an applicable margin of 2.35%), which corresponds with the expected pricing under our new senior secured credit agreement. Forecasted interest expense includes a commitment fee based on 0.375% of the amount undrawn on our revolving credit facility. This also includes interest income generated from cash on the balance sheet at an assumed rate of 0.50%.

(5) Represents provision for Canadian income and withholding taxes on distributions from our Canadian subsidiary which owns the Hardisty terminal. Also includes $1.4 million of income and withholding tax expense on revenues from our railcar business. We are currently seeking a ruling from the IRS on the qualifying nature of the revenues generated by our railcar business. We are assuming for purposes of this forecast that we will not receive the ruling in a timely manner and will elect to pay taxes on the revenues generated by our railcar business. See "Risk Factors—We may choose to conduct a portion of our operations, which may not generate qualifying income, in a subsidiary that is treated as a corporation for U.S. federal income tax purposes and is subject to corporate-level income taxes. Corporate federal income tax would reduce our cash available for distribution." If we receive the ruling in a timely manner, we will not incur these income tax expenses and our distributable cash flow will increase by a corresponding amount.

(6) The pro forma results for the twelve months ended June 30, 2014 give pro forma effect to the transactions to be effected at the closing of this offering described under "Summary—Formation Transactions." For a further discussion of the pro forma adjustments, please see the Unaudited Pro Forma Combined Financial Statements appearing elsewhere in this prospectus.

### *Significant Forecast Assumptions*

The forecast has been prepared by and is the responsibility of management. The forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending September 30, 2015. While the assumptions discussed below are not all-inclusive, they include those that we believe are material to our forecasted results of operations, and any assumptions not discussed below were not deemed to be material. We believe we have a reasonable, objective basis for these assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and our actual results and those differences could be material. If the forecasted results are not achieved, we may not be able to make cash distributions on our common units at the minimum quarterly distribution rate.

Other than in connection with the commencement of operations at our Hardisty rail terminal on June 30, 2014, and the completion of this offering and the related formation transactions, we do not anticipate any material differences in our distributable cash flow for the period from July 1, 2014 through September 30, 2014. The agreements with six of our customers at our Hardisty rail terminal contain four month ramp-up periods which commenced between June 2014 and August 2014. Pursuant to the ramp-up periods in these agreements, these customers' take-or-pay minimum payment obligations increase from 25% of the total minimum payment due in the first month to 100% of the total minimum payment due in the fourth month, increasing in 25% monthly increments. The impact of this ramp-up period is reflected in our forecast and the period from July 1, 2014 through September 30, 2014.

*General Considerations*

We believe that our estimated distributable cash flow for the twelve months ending September 30, 2015 will not be less than $27.0 million. As we discuss in further detail below, the commencement of operations at our Hardisty rail terminal on June 30, 2014 will result in us generating significant distributable cash flow for the twelve months ending September 30, 2015. As discussed above, we did not generate positive distributable cash flow on a pro forma basis for the year ended December 31, 2013 or the twelve months ended June 30, 2014.

We intend to pay our unitholders distributions based on the cash flow generated from both our U.S. and Canadian-based assets and businesses. The vast majority of our cash flow is projected to be generated from our Hardisty rail terminal, which is Canadian dollar denominated. The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect our earnings. As a result, we have entered into certain put and call options that will be in effect during the forecast period to secure a Canadian dollar to U.S. dollar exchange rate of at least 0.91 on approximately 97.3% of our forecasted Canadian dollar cash flow to substantially mitigate the impact of changes in foreign exchange rates. We have assumed for the purposes of the twelve months ending September 30, 2015 that Canadian dollars are converted into U.S. dollars at an average exchange rate of 0.91, which is the low end of the hedge mentioned above. The spot rate in effect as of September 16, 2014 was 0.9026.

The following table shows the relative contribution to distributable cash flow for each of our terminals as well as our fleet services business, which represents cash flows net of items directly associated with our assets including general and administrative expenses, income and withholding taxes and maintenance capital expenditures:

| | Three Months Ending | | | | Twelve Months Ending |
| --- | --- | --- | --- | --- | --- |
| | December 31, 2014 | March 31, 2015 | June 30, 2015 | September 30, 2015 | September 30, 2015 |
| Hardisty rail terminal .......................... | $ 7.5 | $ 7.4 | $ 7.4 | $ 7.5 | $ 29.8 |
| West Colton rail terminal .................... | 0.2 | 0.2 | 0.2 | 0.2 | 0.8 |
| San Antonio rail terminal .................... | 0.4 | 0.4 | 0.4 | 0.4 | 1.8 |
| Fleet services .................................. | 0.7 | 0.7 | 0.6 | 0.5 | 2.5 |
| Partnership general and administrative expenses(1) .............................. | (1.2) | (1.2) | (1.2) | (1.2) | (4.6) |
| Cash interest paid, net ....................... | (0.8) | (0.8) | (0.8) | (0.8) | (3.2) |
| **Total Distributable Cash Flow** ................. | $ 6.9 | $ 6.8 | $ 6.7 | $ 6.7 | $ 27.0 |

(1)  Represents $2.5 million administrative fee payable to USD Group LLC and $2.1 million of additional general and administrative expenses associated with being a publicly traded partnership. Does not include general and administrative expenses directly associated with our assets.

The assumptions and estimates we have made to support our ability to generate the minimum estimated distributable cash flow are set forth below.

**PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS**

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

**Distributions of Available Cash**

*General*

Our partnership agreement provides that our general partner will make a determination as to whether to make a distribution, but our partnership agreement does not require us to pay distributions at any time or in any amount. Instead, the board of directors of our general partner will adopt a cash distribution policy to be effective as of the closing of this offering that will set forth our general partner's intention with respect to the distributions to be made to unitholders. Pursuant to our cash distribution policy, within 60 days after the end of each quarter, beginning with the quarter ending December 31, 2014, we intend to make a minimum quarterly distribution of $0.2875 per unit, or $1.15 on an annualized basis, to the extent we have sufficient available cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We will prorate the distribution for the period after the closing of the offering through December 31, 2014.

The board of directors of our general partner may change the foregoing distribution policy at any time and from time to time, and even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner.

*Definition of Available Cash*

Available cash generally means, for any quarter, all cash on hand at the end of that quarter:

- *less*, the amount of cash reserves established by our general partner to:

  - provide for the proper conduct of our business (including cash reserves for our future capital expenditures and anticipated future debt service requirements subsequent to that quarter);

  - comply with applicable law, any of our debt instruments or other agreements; or

  - provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions if the effect of the establishment of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

- *plus*, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to unitholders and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings.

*General Partner Interest and Incentive Distribution Rights*

Initially, our general partner will be entitled to 2.0% of all quarterly distributions from inception that we make prior to our liquidation. This general partner interest will be represented 427,083 by general partner units.

Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. The general partner's initial 2.0% interest in these distributions will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest.

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 48.0%, of the cash we distribute from operating surplus (as defined below) in excess of $0.330625 per unit per quarter. The maximum distribution of 48.0% does not include any distributions that our general partner or its affiliates may receive on common, Class A, subordinated or general partner units that they own. Please read "—General Partner Interest and Incentive Distribution Rights" for additional information.

### Class A Units

In August 2014, the board of directors of our general partner granted 250,000 Class A Units to certain executive officers and other key employees of our general partner and its affiliates who provide services to us. The Class A Units are limited partner interests in our partnership that entitle the holders to distributions that are equivalent to the distributions paid in respect of our common units (excluding any arrearages of unpaid minimum quarterly distributions from prior quarters). The Class A Units do not have voting rights and will vest in four equal annual installments over the first four years following the consummation of this offering only if we grow our annualized distributions each year. If we do not achieve positive distribution growth in any of these years, the Class A Units that would otherwise vest for that year will be forfeited. The Class A Units contain a conversion feature, which, upon the vesting of the Class A Units, provides for the conversion of the Class A Units into common units based on a conversion factor that will be tied to the level of our distribution growth for the applicable year. The conversion factor will not be more than 1.25 for the first vesting tranche, 1.5 for the second vesting tranche, 1.75 for the third vesting tranche and 2.0 for the last vesting tranche. The maximum number of common units into which the Class A Units could convert is 406,250.

Prior to conversion into common units, the Class A Unit recipients will be entitled to the same distributions, on a per unit (one-for-one) basis, as the holders of our common units, except that Class A Units will not be entitled to receive any distributions that relate to arrearages of unpaid minimum quarterly distributions from prior quarters.

## Operating Surplus and Capital Surplus

### General

Any distributions we make will be characterized as made from "operating surplus" or "capital surplus." Distributions from operating surplus are made differently than cash distributions that we would make from capital surplus. Operating surplus distributions will be made to our unitholders and, if we make quarterly distributions above the first target distribution level described below, to the holder of our incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus. In such an event, however, any capital surplus distribution would be made pro rata to all unitholders, but the holder of the incentive distribution rights would generally not participate in any capital surplus distributions with respect to those rights.

### Operating Surplus

We define operating surplus as:

- $18.5 million (as described below); *plus*

- all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below), provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; *plus*

- working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; *plus*

- cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; *plus*

- cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to pay interest and related fees on debt incurred, or to pay distributions on equity issued, to finance the expansion capital expenditures referred to in the prior bullet; *less*

- all of our operating expenditures (as defined below) after the closing of this offering; *less*

- the amount of cash reserves established by our general partner to provide funds for future operating expenditures; *less*

- all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings; *less*

- any cash loss realized on disposition of an investment capital expenditure.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $18.5 million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the twelve-month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

We define interim capital transactions as (i) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities, (ii) issuances of equity securities and (iii) sales or other dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements.

We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, reimbursements of expenses of our general partner and its affiliates, officer, director and employee compensation, debt service payments, payments made in the ordinary course of business under interest rate the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed of. Expansion capital expenditures are not included in operating expenditures and thus will not reduce operating surplus.

Maintenance capital expenditures are cash expenditures made to maintain, over the long term, our operating capacity or operating income. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace of terminals. Maintenance capital expenditures are included in operating expenditures and thus will reduce operating surplus.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of facilities that are in excess of the maintenance of our existing operating capacity or operating income, but that are not expected to expand our operating capacity or operating income over the long term.

Capital expenditures that are made in part for maintenance capital purposes, investment capital purposes and/or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditures by our general partner.

## Subordinated Units and Conversion to Common Units

### *General*

Our partnership agreement provides that, while any subordinated units remain outstanding, the common units and Class A Units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.2875 per unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus (with respect to the common units) any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed "subordinated" prior to their conversion into common units. The subordinated units will not be entitled to receive any distributions until the common units and Class A Units have received the minimum quarterly distribution plus (with respect to the common units) any arrearages on the common units from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that, while the subordinated units are outstanding, there will be available cash to be distributed on the common units.

The subordinated units will convert into common units on a one-for-one basis in separate, sequential tranches as described below. Each tranche will be comprised of 20.0% of the subordinated units outstanding immediately following this offering. A separate tranche will convert on each business day occurring on or after October 1, 2015 (but not more than once in any twelve-month period), provided that on such date the following conditions are satisfied:

- distributions of available cash from operating surplus on each of the outstanding common units, Class A Units, subordinated units and general partner units equaled or exceeded $1.15 per unit (the annualized minimum quarterly distribution) for the four quarter period immediately preceding that date;

- the adjusted operating surplus generated during the four quarter period immediately preceding that date equaled or exceeded the sum of $1.15 per unit (the annualized minimum quarterly distribution) on all of the common units, Class A Units, subordinated units and general partner units outstanding during that period on a fully diluted basis; and

- there are no arrearages in the payment of the minimum quarterly distribution on the common units.

- *thereafter*, in the manner described in "—General Partner Interest and Incentive Distribution Rights" below.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

**Distributions from Operating Surplus After All Subordinated Units have Converted into Common Units**

If we make a distribution from operating surplus for any quarter after all subordinated units have converted into common units, our partnership agreement requires that we make the distribution in the following manner:

- *first*, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

- *thereafter*, in the manner described in "—General Partner Interest and Incentive Distribution Rights" below.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

**General Partner Interest and Incentive Distribution Rights**

Our partnership agreement provides that our general partner initially will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest if we issue additional units. Our general partner's 2.0% interest, and the percentage of our cash distributions to which it is entitled from such 2.0% interest, will be proportionately reduced if we issue additional units in the future (other than the issuance of common units upon exercise by the underwriters of their over-allotment option to purchase additional common units in this offering, the issuance of common units upon conversion of outstanding subordinated units or the issuance of common units upon a reset of the incentive distribution rights) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest. Our partnership agreement does not require that our general partner fund its capital contribution with cash. Our general partner may instead fund its capital contribution by the contribution to us of common units or other property.

Incentive distribution rights represent the right to receive an increasing percentage (13.0%, 23.0% and 48.0%) of quarterly distributions from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights at any time.

The following discussion assumes that our general partner maintains its 2.0% general partner interest, and that our general partner continues to own the incentive distribution rights.

If for any quarter:

- we have distributed cash from operating surplus to the common unitholders, holders of our Class A Units and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

- we eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will make additional distributions from operating surplus for that quarter among the unitholders and our general partner in the following manner:

- *first*, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives a total of $0.330625 per unit for that quarter (the "first target distribution");

- *second*, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives a total of $0.359375 per unit for that quarter (the "second target distribution");

- *third*, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives a total of $0.431250 per unit for that quarter (the "third target distribution"); and

- *thereafter*, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

**Percentage Allocations from Operating Surplus**

The following table illustrates the percentage allocations of distributions from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of our general partner and the unitholders in any distributions from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Per Unit Target Amount." The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2.0% general partner interest and assume that our general partner has contributed any additional capital necessary to maintain its 2.0% general partner interest that our general partner has not transferred its incentive distribution rights and that there are no arrearages on common units.

| | Total Quarterly Distribution Per Unit Target Amount | | Marginal Percentage Interest in Distributions | |
| --- | --- | --- | --- | --- |
| | | | Unitholders | General Partner |
| Minimum Quarterly Distribution . . . . . . . . | | $0.287500 | 98.0% | 2.0% |
| First Target Distribution . . . . . . . . . . . . . . | above $0.287500 | up to $0.330625 | 98.0% | 2.0% |
| Second Target Distribution . . . . . . . . . . . . | above $0.330625 | up to $0.359375 | 85.0% | 15.0% |
| Third Target Distribution . . . . . . . . . . . . . . | above $0.359375 | up to $0.431250 | 75.0% | 25.0% |
| Thereafter . . . . . . . . . . . . . . . . . . . . . . . . . . . | | above $0.431250 | 50.0% | 50.0% |

**General Partner's Right to Reset Incentive Distribution Levels**

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. Our general partner's right to reset the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding, and after we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for the prior four consecutive fiscal quarters. The reset target distribution levels will be higher than the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the "cash parity" value of the cash distributions related to the incentive distribution rights received by our general partner for the quarter prior to the reset event as compared to the cash distribution per common unit in such quarter. In addition, our general partner will be issued the number of general partner units necessary to maintain our general partner's interest in us immediately prior to the reset election.

The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the amount of cash distributions received by our general partner in respect of its incentive distribution rights for the fiscal quarter ended immediately prior to the date of such reset election by (y) the amount of cash distributed per common unit with respect to such quarter. Our general partner would be entitled to receive distributions in respect of these common units pro rata in subsequent periods.

Following a reset election, a baseline minimum quarterly distribution amount will be calculated as an amount equal to the cash distribution amount per unit for the fiscal quarter immediately preceding the reset election (which amount we refer to as the "reset minimum quarterly distribution") and the target distribution levels will be reset to be correspondingly higher such that we would make distributions from operating surplus for each quarter thereafter as follows:

- *first*, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution for that quarter;

- *second*, 85.0% to all unitholders, pro rata, 2.0% to our general partner and 13.0% to the holders of our incentive distribution rights, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

- *third*, 75.0% to all unitholders, pro rata, 2.0% to our general partner and 23.0% to the holders of our incentive distribution rights, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

- *thereafter*, 50.0% to all unitholders, pro rata, 2.0% to our general partner and 48.0% to the holders of our incentive distribution rights.

Because a reset election can only occur after all subordinated units have converted into common units, the reset minimum quarterly distribution will have no significance except as a baseline for the target distribution levels.

The following table illustrates the percentage allocation of distributions from operating surplus between the unitholders and our general partner at various distribution levels (i) pursuant to the cash distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (ii) following a hypothetical reset of the target distribution levels based on the assumption that the quarterly distribution amount per common unit during the fiscal quarter immediately preceding the reset election was $0.450000.

| | Quarterly Distribution Per Unit Prior to Reset | | Marginal Percentage Interest in Distributions | | | Quarterly Distribution Per Unit Following Hypothetical Reset | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | Common Unitholders and Holders of Class A Units | General Partner Interest | Incentive Distribution Rights | | |
| Minimum Quarterly Distribution .... | | $0.287500 | 98.0% | 2.0% | | | $0.450000(1) |
| First Target Distribution ........... | above $0.287500 | up to $0.330625 | 98.0% | 2.0% | | above $0.450000 | up to $0.517500(2) |
| Second Target Distribution ........ | above $0.330625 | up to $0.359375 | 85.0% | 2.0% | 13.0% | above $0.517500(2) | up to $0.562500(3) |
| Third Target Distribution .......... | above $0.359375 | up to $0.431250 | 75.0% | 2.0% | 23.0% | above $0.562500(3) | up to $0.675000(4) |
| Thereafter ..................... | | above $0.431250 | 50.0% | 2.0% | 48.0% | | above $0.675000(4) |

(1)  This amount is equal to the hypothetical reset minimum quarterly distribution.
(2)  This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(3)  This amount is 125.0% of the hypothetical reset minimum quarterly distribution.
(4)  This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders, our general partner and the holders of our incentive distribution rights, based on the amount distributed for the quarter immediately prior to the reset. The table assumes that immediately prior to the reset there would be 20,927,091 common units outstanding, our general partner's 2.0% interest has been maintained, and the average distribution to each common unit would be $0.450000 per quarter for the quarter prior to the reset.

| | Quarterly Distribution Per Unit Prior to Reset | | Cash Distributions to Common Unitholders Prior to Reset | Cash Distribution to General Partner and Our Sponsor Prior to Reset | | | | Total Distributions |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | Common Units | 2.0% General Partner Interest | Incentive Distribution Rights | Total | |
| Minimum Quarterly Distribution .......... | $0.287500 | | $2,616,250 | $3,400,289 | $122,787 | $   — | $3,523,075 | $ 6,139,325 |
| First Target Distribution .. above $0.287500 | up to $0.330625 | | 392,438 | 510,043 | 18,418 | — | 528,461 | 920,899 |
| Second Target Distribution .......... above $0.330625 | up to $0.359375 | | 261,625 | 340,029 | 14,157 | 92,018 | 446,203 | 707,828 |
| Third Target Distribution .......... above $0.359375 | up to $0.431250 | | 654,063 | 850,072 | 40,110 | 461,268 | 1,351,450 | 2,005,513 |
| Thereafter ............. | above $0.431250 | | 170,625 | 221,758 | 15,695 | 376,688 | 614,141 | 784,766 |
| | | | $4,095,000 | $5,322,191 | $211,167 | $929,973 | $6,463,331 | $10,558,331 |

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders, the general partner and the holders of our incentive distribution rights, with respect to the quarter after the reset occurs. The table reflects that, as a result of the reset, there would be 22,993,693 common units outstanding, our general partner has maintained its 2.0% general partner interest, and the distribution to each common unit would be $0.450000. The number of common units issued as a result of the reset was calculated by dividing (x) 929,973 as the amount received by the general partner in respect of its incentive distribution rights for the quarter prior to the reset as shown in the table above, by (y) the cash distributions made on each common unit for the quarter prior to the reset as shown in the table above, or $0.450000.

| | Quarterly Distribution Per After Reset | | Cash Distributions to Common Unitholders After Reset | Cash Distribution to General Partner and Our Sponsor After Reset | | | | Total Distributions |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | Common Units | 2.0% General Partner Interest | Incentive Distribution Rights | Total | |
| Minimum Quarterly Distribution .......... | $0.450000 | | $4,095,000 | $6,252,164 | $211,167 | $— | $6,463,331 | $10,558,331 |
| First Target Distribution ... above $0.450000 | up to $0.517500 | | — | — | — | — | — | — |
| Second Target Distribution .......... above $0.517500 | up to $0.562500 | | — | — | — | — | — | — |
| Third Target Distribution .......... above $0.562500 | up to $0.675000 | | — | — | — | — | — | — |
| Thereafter .............. | above $0.675000 | | — | — | — | — | — | — |
| | | | $4,095,000 | $6,252,164 | $211,167 | $— | $6,463,331 | $10,558,331 |

Our general partner will be entitled to cause the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

**SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL AND OPERATING DATA**

The following table presents, in each case for the periods and as of the dates indicated, selected historical combined financial and operating data of our Predecessor and summary pro forma combined financial and operating data of USD Partners LP.

Our Predecessor consists of the assets, liabilities and results of operations of the wholly owned subsidiaries of USD that operate our Hardisty rail terminal, our San Antonio rail terminal, our West Colton rail terminal and that manage our railcar fleet. These subsidiaries will be conveyed to us in connection with this offering. Our Predecessor also includes the membership interests in five subsidiaries of USD which operated crude oil rail terminals that were sold in December 2012. The results of operations of these subsidiaries are reflected in our Predecessor's summary historical combined financial and operating data as discontinued operations.

The selected historical combined financial and operating data of our Predecessor as of and for the years ended December 31, 2012 and 2013 are derived from the audited combined financial statements of our Predecessor included elsewhere in this prospectus. The selected historical condensed combined financial and operating data of our Predecessor as of June 30, 2014 and for the six months ended June 30, 2013 and 2014 are derived from the unaudited condensed combined financial statements of our Predecessor included elsewhere in this prospectus.

The selected pro forma combined financial data presented in the following table for the year ended December 31, 2013 and as of and for the six months ended June 30, 2014, respectively, are derived from the unaudited pro forma combined financial data included elsewhere in this prospectus. The pro forma combined financial data assumes that the transactions to be effected at the closing of the offering and described under "Summary—Formation Transactions" had taken place on June 30, 2014, in the case of the pro forma balance sheet, and on January 1, 2013, in the case of the pro forma statement of operations for the year ended December 31, 2013 and the six months ended June 30, 2014. These transactions primarily include, and the pro forma financial data give effect to, the following:

- the issuance of 250,000 Class A Units in August 2014 to certain executive officers and other key employees of our general partner and its affiliates who provide services to us;

- USD Group LLC's contribution to us of all of our initial assets and operations, including the Hardisty rail terminal, the San Antonio rail terminal, the West Colton rail terminal and our railcar business;

- the issuance of 8,850,000 common units to the public, 427,083 general partner units and the incentive distribution rights to our general partner, and 1,363,545 common units and 10,463,545 subordinated units to USD Group LLC in connection with this offering;

- our entry into a new $300.0 million senior secured credit agreement comprised of a $200.0 million revolving credit facility (undrawn) and a $100.0 million term loan (fully drawn in Canadian dollars);

- the payment of underwriting discounts and commissions and a structuring fee;

- the cash distribution to USD Group LLC of $105.5 million;

- the repayment of $97.8 million of indebtedness under USD's current credit facility, which bears interest at a rate of LIBOR plus an applicable margin, which equaled 3.90% as of June 30, 2014 and matures in March 2015; and

- the payment of $2.0 million of fees and expenses in connection with our new senior secured credit agreement, which is comprised of a revolving credit facility and a term loan.

The pro forma combined financial data does not give effect to the estimated $2.1 million in incremental annual general and administrative expenses that we expect to incur as a result of being a publicly traded partnership.

The following financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the historical combined financial statements of our Predecessor and the notes thereto and our unaudited pro forma combined financial statements and the notes thereto, in each case included elsewhere in this prospectus. Among other things, those historical and pro forma combined financial statements include more detailed information regarding the basis of presentation for the information in the following table. Our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of USD in the periods for which historical financial data are presented below, and such data may not be indicative of our future operating results or financial performance.

| | USD Partners LP Predecessor | | | | USD Partners LP Pro Forma | |
|---|---|---|---|---|---|---|
| | Year Ended December 31, | | Six Months Ended June 30, | | Year Ended December 31, | Six Months Ended June 30, |
| | 2013 | 2012 | 2014 | 2013 | 2013 | 2014 |
| | | | (in thousands) (unaudited) | | (unaudited) | |
| **Statement of Operations** | | | | | | |
| Revenues: | | | | | | |
| Terminalling services | $ 7,130 | $ 8,703 | $ 3,448 | $ 3,691 | $ 7,130 | $ 3,448 |
| Fleet leases | 13,572 | 15,964 | 4,596 | 8,546 | 13,572 | 4,596 |
| Fleet services | 1,197 | 5 | 956 | 375 | 1,197 | 956 |
| Freight and other reimbursables | 4,402 | 203 | 1,921 | 768 | 4,402 | 1,921 |
| Total revenues | 26,301 | 24,875 | 10,921 | 13,380 | 26,301 | 10,921 |
| Operating Costs: | | | | | | |
| Subcontracted rail services(1) | 1,898 | 1,847 | 2,109 | 944 | 1,898 | 2,109 |
| Fleet leases | 13,572 | 15,964 | 4,596 | 8,546 | 13,572 | 4,596 |
| Freight and other reimbursables | 4,402 | 203 | 1,921 | 768 | 4,402 | 1,921 |
| Selling, general and administrative | 4,458 | 3,240 | 3,813 | 2,044 | 5,426 | 4,297 |
| Depreciation | 502 | 490 | 254 | 251 | 502 | 254 |
| Total operating costs | 24,832 | 21,744 | 12,693 | 12,553 | 25,800 | 13,177 |
| Operating income (loss) | 1,469 | 3,131 | (1,772) | 827 | 501 | (2,256) |
| Interest expense | 3,241 | 2,050 | 1,984 | 1,645 | 4,884 | 2,418 |
| Loss on derivative contracts | — | — | 802 | — | — | 802 |
| Other expense, net | 39 | — | 688 | — | 39 | 688 |
| Income (loss) from continuing operations before provision for income taxes | (1,811) | 1,081 | (5,246) | (818) | (4,422) | (6,164) |
| Provision for income taxes | 30 | 26 | 24 | 17 | 449 | 359 |
| Income (loss) from continuing operations | (1,841) | 1,055 | (5,270) | (835) | (4,871) | (6,523) |
| Discontinued operations: | | | | | | |
| Income from discontinued operations | 948 | 65,204 | 31 | 498 | | |
| Gain on sale from discontinued operations | 7,295 | 394,318 | — | 6,405 | | |
| Net income (loss) | $ 6,402 | $460,577 | $ (5,239) | $ 6,068 | | |
| General partner interest in net loss | | | | | $ (97) | $ (130) |
| Common unitholders' interest in net loss | | | | | $ (4,774) | $ (6,392) |
| Subordinated unitholders' interest in net loss | | | | | $ — | $ — |
| Pro forma net loss per common unit | | | | | $ (0.47) | $ (0.63) |
| Pro forma net loss per subordinated unit | | | | | $ — | $ — |
| Pro forma net loss per general partner unit | | | | | $ (0.23) | $ (0.31) |
| Weighted average common units outstanding | | | | | 10,213,545 | 10,213,545 |
| Weighted average subordinated units outstanding | | | | | 10,463,545 | 10,463,545 |
| **Statement of Cash Flows** | | | | | | |
| Net cash provided by operating activities | $ 9,239 | $ 1,798 | $ 1,667 | $ 2,064 | | |
| Net cash used in investing activities | (56,114) | (773) | (30,327) | (6,129) | | |
| Net cash provided by (used in) financing activities | 44,885 | (25,227) | 26,999 | 10,134 | | |
| Net cash provided by discontinued operations | 5,168 | 25,687 | 26,941 | 643 | | |
| **Operating Information** | | | | | | |
| Average daily terminal throughput (bpd) | 15,533 | 15,871 | 14,099 | 15,909 | | |
| **Non-GAAP Measures** | | | | | | |
| Adjusted EBITDA | $ 1,971 | $ 3,621 | $ (1,518) | $ 1,078 | $ 1,971 | $ (1,518) |

| | As of December 31, | | As of June 30, | Pro Forma As of June 30, |
|---|---|---|---|---|
| | 2013 | 2012 | 2014 | 2014 |
| | (in thousands) | | (unaudited) | (in thousands) (unaudited) |
| **Balance Sheet** | | | | |
| Property and equipment, net | $ 61,364 | $ 7,881 | $ 92,394 | $ 92,394 |
| Total assets | 107,268 | 58,934 | 137,548 | 199,039 |
| Total liabilities | 104,665 | 45,548 | 126,696 | 128,405 |
| Owner's equity | 2,603 | 13,386 | 10,852 | 70,601 |

(1) Represents costs incurred for the offloading of railcars at the West Colton and San Antonio rail terminals by independent contractors pursuant to offloading service agreements. We pay a fixed, monthly fee under these agreements and an additional rate for each hour in excess of a monthly threshold.

**Non-GAAP Financial Measures**

We define Adjusted EBITDA as net income attributable to our Predecessor or us before the following items: depreciation and amortization, interest and other income, interest and other expense, gains and losses on derivative contracts, income and withholding taxes, non-cash compensation expense related to our equity compensation programs and discontinued operations. Adjusted EBITDA is used as both a supplemental financial performance and liquidity measure by management and by external users of our financial statements, such as investors and commercial banks. Set forth below is additional detail on how management and external users use Adjusted EBITDA as a measure of performance and liquidity.

*Performance*.   Our management and external users use Adjusted EBITDA in a number of ways to assess our combined financial and operating performance, and we believe this measure is helpful to management and external users in identifying trends in our performance. Adjusted EBITDA helps management identify controllable expenses and make decisions designed to help us meet our current financial goals and optimize our financial performance, while neutralizing the impact of capital structure on results. Accordingly, we believe this metric measures our financial performance based on operational factors that management can impact in the short-term, namely our cost structure and expenses.

*Liquidity*.   Our management and external users use Adjusted EBITDA in a number of ways to assess our liquidity, and we believe this measure is helpful to management and external users in identifying trends in our liquidity. Adjusted EBITDA helps management assess the ability of our assets to generate sufficient cash flow to make distributions to our partners and our ability to incur and service debt and fund capital expenditures, while neutralizing the impact of capital structure on results. Accordingly, we believe this metric measures our liquidity based on factors that management can impact in the short-term, namely our cost structure and expenses.

We believe that the presentation of Adjusted EBITDA in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to Adjusted EBITDA are net income attributable to our Predecessor or us and cash flow from operating activities. Adjusted EBITDA should not be considered an alternative to net income attributable to our Predecessor or us, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income attributable to our Predecessor or us, and these measures may vary among other companies. As a result, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of Adjusted EBITDA to net income attributable to our Predecessor or us and cash flow from operating activities, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

| | USD Partners LP Predecessor Combined | | | | USD Partners LP Pro Forma | |
|---|---|---|---|---|---|---|
| | Year Ended December 31, | | Six Months Ended June 30, | | Year Ended December 31, | Six Months Ended June 30, |
| | 2013 | 2012 | 2014 | 2013 | 2013 | 2014 |
| | | | (in thousands) (unaudited) | | (unaudited) | |
| **Reconciliation of Net Income (Loss) Attributable to Our Predecessor or Us to Adjusted EBITDA** | | | | | | |
| Net income (loss) .............. | $ 6,402 | $ 460,577 | $ (5,239) | $ 6,068 | $(4,871) | $(6,523) |
| Provision for income taxes ...... | 30 | 26 | 24 | 17 | 449 | 359 |
| Interest expense .............. | 3,241 | 2,050 | 1,984 | 1,645 | 4,884 | 2,418 |
| Depreciation ................. | 502 | 490 | 254 | 251 | 502 | 254 |
| Non-cash compensation expense related to Class A Units ...... | | | | | 968 | 484 |
| Loss on derivative contracts ..... | — | — | 802 | — | — | 802 |
| Other expense, net(1) .......... | 39 | — | 688 | — | 39 | 688 |
| Discontinued operations ........ | (8,243) | (459,522) | (31) | (6,903) | | |
| Adjusted EBITDA ........ | $ 1,971 | $ 3,621 | $ (1,518) | $ 1,078 | $ 1,971 | $(1,518) |
| **Reconciliation of Net Cash Flows Provided by Operating Activities to Adjusted EBITDA** | | | | | | |
| Net cash provided by operating activities ................. | $ 9,239 | $ 1,798 | $ 1,667 | $ 2,064 | | |
| Provision for income taxes ...... | 30 | 26 | 24 | 17 | | |
| Interest expense .............. | 3,241 | 2,050 | 1,984 | 1,645 | | |
| Other expense, net(1) .......... | 39 | — | 688 | — | | |
| Bad debt expense ............. | — | — | (610) | — | | |
| Amortization of deferred financing costs ............. | (1,420) | (1,216) | (657) | (648) | | |
| Change in operating assets and liabilities ................. | (9,158) | 963 | (4,614) | (2,000) | | |
| Adjusted EBITDA ........ | $ 1,971 | $ 3,621 | $ (1,518) | $ 1,078 | | |
| Net cash provided by operating activities ................. | $ 9,239 | $ 1,798 | $ 1,667 | $ 2,064 | | |
| Net cash used in investing activities ................. | (56,114) | (773) | (30,327) | (6,129) | | |
| Net cash provided by (used in) financing activities .......... | 44,885 | (25,227) | 26,999 | 10,134 | | |
| Net cash provided by discontinued operations ................. | 5,168 | 25,687 | 26,941 | 643 | | |

(1) Represents foreign exchange transactional expenses associated with our Hardisty rail terminal.

*Interest Rate Environment*

The credit markets recently have experienced near-record lows in interest rates. As the overall economy strengthens, it is likely that monetary policy will tighten to counter possible inflation, resulting in higher interest rates. Should interest rates rise, our financing costs would increase accordingly. This could affect our ability to access the debt capital markets to the extent we may need to in the future to fund our growth. Additionally, as with other yield-oriented securities, our unit price will be impacted by the level of our cash distributions and an associated implied distribution yield. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and, as such, a rising interest rate environment could have an adverse impact on our unit price and our ability to issue additional equity, or increase the cost of issuing equity. However, we expect that our cost of capital would remain competitive, as our competitors would face similar circumstances.

**Factors Affecting the Comparability of Our Financial Results**

Our future results of operations will not be comparable to our Predecessor's historical results of operations for the reasons described below.

*Hardisty Operations and Discontinued Operations*

Our Predecessor's historical results of operations include revenues and expenses related to (i) the construction of our Hardisty rail terminal, (ii) the operation of our San Antonio and West Colton rail terminals and (iii) our railcar fleet services throughout North America. Our Predecessor's historical results of operations do not include revenues from the Hardisty rail terminal as it was not operational until June 30, 2014. Costs incurred in the Predecessor periods with respect to the Hardisty rail terminal are primarily related to pre-operational activities. In addition, our results of operations for the fiscal year ended December 31, 2012 include five subsidiaries of USD which operated crude oil rail terminals that were sold in December 2012. The results of operations of these subsidiaries are reflected in our Predecessor's summary historical combined financial and operating data as discontinued operations.

*Selling, General and Administrative Costs*

Our Predecessor's historical results of operations include a $1.2 million management fee each year for the West Colton and San Antonio rail terminals. In addition, our historical selling, general and administrative costs include certain expenses allocated by our sponsor for corporate costs including insurance, professional fees, facilities, information services, human resources and other support departments, as well as direct expenses. These allocated expenses were charged or allocated to us primarily on the basis of direct usage when identifiable, with the remainder allocated evenly across the number of operating subsidiaries or allocated based on budgeted volumes or projected revenues. Following the closing of this offering, our sponsor will charge us for the management and operation of our assets, including an annual fee of approximately $2.5 million for the provision of various centralized administrative services and allocated general and administrative costs and expenses incurred by them on our behalf.

We expect to incur approximately $2.4 million in direct general and administrative expenses associated with our terminals, which we forecast based on historical expenses, existing contracts and management estimates. We expect to incur approximately $7.2 million in total equity-based compensation expense associated with Class A units granted to certain executive officers and other key employees of our general partner, recognizing expense related to each Class A Vesting Tranche ratably over its requisite service period. We also expect to incur additional general and administrative expenses of approximately $2.1 million annually as a result of being a publicly traded partnership, consisting of costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, stock exchange listing, registrar and transfer agent fees, incremental director and officer liability insurance and director compensation. These additional general and administrative expenses are not reflected in our historical or our pro forma financial statements.

### Canadian Income and Withholding Tax Expense

Prior to this offering, we were included in our sponsor's consolidated U.S. federal income tax return, in which we were treated as an entity disregarded as separate from our sponsor for income tax purposes. Following the closing of this offering, we will be treated as a partnership for U.S. federal income tax purposes, with each partner being separately taxed on its share of taxable income; therefore, there will be no U.S. federal income tax expense in our financial statements. However, our Hardisty rail terminal will be subject to Canadian income and withholding taxes that result from taxable and cash flow distributions income generated by our Canadian operations and certain distributions from our Canadian subsidiaries. We anticipate paying income taxes on our Canadian income at a rate of 25% and will be required to pay withholding taxes on cash distributed to us from our Canadian subsidiaries at a rate of 5%. We initially do not anticipate paying withholding taxes as we intend to use cash flows generated in Canada to repay our $100.0 million term loan (borrowed in Canadian dollars).

### Financing

Historically, our operations were financed by cash generated from operations and intercompany loans from our sponsor. In connection with this offering, we intend to enter into a new five-year $300.0 million senior secured credit agreement comprised of a $100.0 million term loan (due in four years and nine months) (borrowed in Canadian dollars) and a $200.0 million revolving credit facility (terminating in five years), which can expand to $300.0 million proportionately as the term loan principal is reduced. The revolving credit facility can be expanded further by $100.0 million, subject to receipt of additional lender commitments. The revolving credit facility will be undrawn at closing and available for working capital and other general partnership purposes. Please read "—Liquidity and Capital Resources."

We anticipate using our cash flows generated in Canada initially to repay borrowings under our term loan and anticipate making equivalent borrowings under our revolving credit facility to fund distributions to our unitholders. Following repayment of the term loan and absent the incurrence of additional Canadian debt, we anticipate distributing Canadian cash flows to partially fund distributions to our unitholders.

### Cash Distributions

At the closing of this offering, we intend to make minimum quarterly distributions of $0.2875 per common unit ($1.15 per unit on an annualized basis) to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. We expect to pay distributions within 60 days after the end of each quarter, beginning with the quarter ending December 31, 2014, to unitholders of record on the applicable record date. Please read "The Offering—Cash distributions" and "Cash Distribution Policy and Restrictions on Distributions" for additional information regarding our cash distributions contained elsewhere in this registration statement.

*Distributions*

We intend to pay a minimum quarterly distribution of $0.2875 per unit per quarter, which equates to $6.1 million per quarter, or $24.6 million per year, based on the number of common, Class A, subordinated and general partner units to be outstanding immediately after completion of this offering. We do not have a legal obligation to distribute any particular amount per common unit. Please read "Cash Distribution Policy and Restrictions on Distributions." Additionally, members of our general partner's board of directors appointed by Energy Capital Partners, if any, must approve any distributions made by us.

*Credit Agreement*

In connection with this offering, we will enter into a new five-year, $300.0 million senior secured credit agreement comprised of a $200.0 million revolving credit facility and a $100.0 million term loan (borrowed in Canadian dollars) with Citibank, N.A., as administrative agent, and a syndicate of lenders.

Our revolving credit facility and issuances of letters of credit will be available for working capital, capital expenditures, permitted acquisitions and general corporate purposes, including distributions. As the term loan is paid off, availability equal to the amount of the term loan pay-down will be transferred from the term loan to the revolving credit facility automatically, ultimately increasing availability on the revolving credit facility to $300.0 million once the term loan is fully repaid. In addition, we also have the ability to increase the maximum amount of the revolving credit facility by an aggregate amount of up to $100.0 million, to a total facility size of $400.0 million, subject to receiving increased commitments from lenders or other financial institutions and satisfaction of certain conditions. The revolving credit facility includes an aggregate $20.0 million sublimit for standby letters of credit and a $20.0 million sublimit for swingline loans. Obligations under the revolving credit facility will be guaranteed by our restricted subsidiaries, and will be secured by a first priority lien on our assets and those of our restricted subsidiaries other than certain excluded assets.

The term loan will be used to fund a distribution to USD Group LLC and the term loan will be guaranteed by USD Group LLC. The term loan will not be subject to any scheduled amortization. Mandatory prepayments of the term loan will be required from certain non-ordinary course asset sales subject to customary exceptions and reinvestment rights.

Borrowings under the senior secured credit agreement for revolving loans will bear interest at either a base rate and Canadian prime rate, as applicable plus an applicable margin ranging from 1.25% to 2.25%, or at LIBOR or CDOR, as applicable, plus an applicable margin ranging from 2.25% to 3.25%. Borrowings under the term loan will bear interest at either the base rate and Canadian prime rate, as applicable, plus a margin ranging from 1.35% to 2.35% or at LIBOR or CDOR, as applicable, plus an applicable margin ranging from 2.35% to 3.35%. The applicable margin, as well as a commitment fee on the revolving credit facility, ranging from 0.375% per annum to 0.50% per annum on unused commitments, will vary based upon our consolidated net leverage ratio, as defined in the credit agreement.

The new senior secured credit agreement contains affirmative and negative covenants that, among other things, limit or restrict our ability and the ability of our restricted subsidiaries to incur or guarantee debt, incur liens, make investments, make restricted payments, engage in business activities, engage in mergers, consolidations and other organizational changes, sell, transfer or otherwise dispose of assets or enter into burdensome agreements or enter into transactions with affiliates on terms that are not arm's length, in each case, subject to certain exceptions.

Additionally, we will be required to maintain the following financial ratios, each tested on a quarterly basis for the immediately preceding four quarter period then ended (or such shorter period as shall apply, on an annualized basis):

• Consolidated Interest Coverage Ratio (as defined in the credit agreement), of at least 2.50 to 1.00;

**SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERS AND MANAGEMENT**

The following table sets forth the beneficial ownership of units of USD Partners LP that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5.0% or more of the units, by each director of USD Partners GP LLC, our general partner, by each named executive officer and by all directors and officers of our general partner as a group and assumes no exercise of the underwriters' over-allotment option to purchase additional common units.

The amounts and percentage of units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. In computing the number of common units beneficially owned by a person and the percentage ownership of that person, common units subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of           , 2014, if any, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable. The percentage of units beneficially owned is based on a total of 10,213,545 common units, 250,000 Class A Units and 10,463,545 subordinated units outstanding immediately following this offering.

The following table does not include any common units that officers, directors, employees and certain other persons associated with us purchase in this offering through the directed unit program described under "Underwriting."

| Name of Beneficial Owner(1) | Common Units to Be Beneficially Owned | Percentage of Common Units to Be Beneficially Owned | Class A Units to Be Beneficially Owned | Percentage of Class A Units to Be Beneficially Owned | Subordinated Units to Be Beneficially Owned | Percentage of Subordinated Units to Be Beneficially Owned | Percentage of Total Common Units, Class A Units and Subordinated Units to Be Beneficially Owned |
|---|---|---|---|---|---|---|---|
| US Development Group LLC(2) ................ | 1,363,545 | 13.4% | — | — | 10,463,545 | 100.0% | 56.5% |
| USD Holdings, LLC(3) ..... | 620,338 | 45.5% | — | — | 4,760,338 | 45.5% | 25.7% |
| Energy Capital Partners III, LP(4)(5) ............... | 9,614 | * | — | — | 73,778 | * | 0.4% |
| Energy Capital Partners III-A, LP(4)(5) ............... | 323,648 | 23.7% | — | — | 2,483,607 | 23.7% | 13.4% |
| Energy Capital Partners III-B, LP(4)(5) ............... | 204,220 | 15.0% | — | — | 1,567,137 | 15.0% | 8.5% |
| Energy Capital Partners III-C, LP(4)(5) ............... | 133,801 | 9.8% | — | — | 1,026,762 | 9.8% | 5.5% |
| **Directors/Named Executive Officers** | | | | | | | |
| Dan Borgen ............... | — | — | 55,000 | 22.0% | — | — | * |
| Mike Curry .............. | — | — | — | — | — | — | * |
| Sara Graziano ............ | — | — | — | — | — | — | * |
| Douglas Kimmelman ....... | — | — | — | — | — | — | * |
| Thomas Lane .............. | — | — | — | — | — | — | * |
| Brad Sanders ............. | — | — | 40,000 | 16.0% | — | — | * |
| All Directors and Executive Officers as a group (7 persons) ............. | — | — | 95,000 | 38.0% | — | — | * |

(1)  Unless otherwise indicated, the address for all beneficial owners in this table is 811 Main Street, Suite 2800, Houston, TX 77002.

158

(2) USD, assuming the underwriters' over-allotment option to purchase additional common units from us is not exercised, is the indirect owner of 1,363,545 common units and 10,463,545 subordinated units. USD is the parent company of USD Group LLC and is the sole owner of the member interests of our general partner. USD Group LLC is managed by USD. USD is deemed the indirect beneficial owner of the units held by USD Group LLC. USD is managed by a seven person board of directors that includes Dan Borgen, Mike Curry, James Hutson-Wiley, Sara Graziano, Douglas Kimmelman, Thomas Lane and Al Crown. The board of directors of USD exercises voting and dispositive power over the units held by USD Group LLC , and acts by majority vote, with the exception of certain veto rights held by the three directors appointed by Energy Capital Partners. Please read "Management—Special Approval Rights of Energy Capital Partners." Ms. Graziano and Messrs. Borgen, Curry, Hutson-Wiley, Kimmelman, Lane and Crown are thus not deemed to have beneficial ownership of the units owned by USD Group LLC.

(3) USD Holdings, LLC is a member of USD and may therefore be deemed to beneficially own 620,338 common units and 4,760,338 subordinated units held by USD. As holders of a 45.5% voting interest of USD, USD Holdings, LLC is entitled to elect three directors of USD. USD Holdings LLC is managed by a two managers, Mike Curry and James Hutson-Wiley. Neither Mr. Curry nor Mr. Hutson-Wiley are deemed to beneficially own, and they disclaim beneficial ownership of, any common units or subordinated units held by our general partner or USD.

(4) The address for this person or entity is 51 John F. Kennedy Parkway, Suite 200, Short Hills, New Jersey 07078.

(5) The Energy Capital Partners funds are members of USD and may therefore be deemed to beneficially own the 671,284 common units and 5,151,284 subordinated units held by USD. As holders of a 49.2% voting interest of USD, the Energy Capital Partners funds are entitled to elect three directors of USD and have veto rights over certain actions by USD and its subsidiaries. Douglas Kimmelman, Thomas Lane and Sara Graziano are each member of the board of directors of our general partner. In addition, Mr. Kimmelman is a managing member and partner, and Mr. Lane is a managing member and partner, at Energy Capital Partners III, LLC, the general partner of the general partner of the Energy Capital Partners funds. None of Mr. Kimmelman, Mr. Lane nor Ms. Graziano are deemed to beneficially own, and they disclaim beneficial ownership of, any common units or subordinated units held by our general partner or USD.

* The percentage of units beneficially owned by each director or each executive officer does not exceed 1.0% of the common units outstanding. The percentage of units beneficially owned by all directors and executive officers as a group does not exceed 1.0% of the common units outstanding.

**CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS**

After this offering, USD Group LLC will own 11,827,091 common units and subordinated units representing a 55.4% limited partner interest in us (or 48.4% if the underwriters' option to purchase additional common units is exercised in full). In addition, our general partner will own 427,083 general partner units representing a 2.0% general partner interest in us.

**Distributions and Payments to Our General Partner and Its Affiliates**

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation, and liquidation of USD Partners LP. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

*Formation Stage*

The consideration received by our general partner and its affiliates prior to or in connection with this offering for the contribution of the assets and liabilities to us

1,363,545 common units;

10,463,545 subordinated units;

427,083 general partner units representing a 2.0% general partner interest in us;

the incentive distribution rights; and

$105.5 million cash distribution of the net proceeds of the offering.

*Operational Stage*

Distributions of available cash to our general partner and its affiliates

We will generally make cash distributions of 98.0% to the unitholders pro rata, including USD Group LLC, as holder of an aggregate of 1,363,545 common units and 10,463,545 subordinated units, and 2.0% to our general partner, assuming it makes any capital contributions necessary to maintain its 2.0% general partner interest in us. In addition, if distributions exceed the minimum quarterly distribution and target distribution levels, the incentive distribution rights held by our general partner will entitle USD Group LLC to increasing percentages of the distributions, up to 48.0% of the distributions above the highest target distribution level.

Additionally, certain executive officers and other key employees of our general partner and its affiliates who provide services to us own 250,000 Class A Units that may be convertible into our common units, as described in "Management—Class A Units."

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, USD Group LLC, our general partner and their affiliates would receive an annual distribution of approximately $0.5 million on the 2.0% general partner interest and $13.6 million on their common units and subordinated units.

Holders of our Class A Units would receive an annualized distribution of approximately $0.3 million on their Class A Units.

- borrowings;

- entry into and repayment of current and future indebtedness;

- issuance of additional units; and

- the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

- enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

- hastening the expiration of the subordination period.

In addition, our general partner may use an amount, initially equal to $18.5 million, which would not otherwise constitute operating surplus, in order to permit the payment of distributions on subordinated units and the incentive distribution rights. All of these actions may affect the amount of cash or equity distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions."

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units, Class A Units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make such distribution on all outstanding units. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Operating Surplus and Capital Surplus—Operating Surplus."

***The directors and officers of USD have a fiduciary duty to make decisions in the best interests of the owners of USD, including Energy Capital Partners, which may be contrary to our interests.***

Because certain officers and certain directors of our general partner are also directors and/or officers of affiliates of our general partner, including USD, they have fiduciary duties to USD that may cause them to pursue business strategies that disproportionately benefit USD or which otherwise are not in our best interests.

Furthermore, for so long as Energy Capital Partners is able to appoint more than one member to USD's board of directors, USD will not, and will not permit its subsidiaries, including us and our general partner, to, take or agree to take certain actions without the affirmative vote of the directors appointed by Energy Capital Partners including, among others, any acquisitions or dispositions and any issuance of additional equity interests in us. Energy Capital Partners may make these decisions free of any duty to us or our unitholders. Please read "Management—Special Approval Rights of Energy Capital Partners."

***Our general partner is allowed to take into account the interests of parties other than us, such as USD, in exercising certain rights under our partnership agreement.***

Our partnership agreement contains provisions that permissibly reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to any units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90.0% of the limited partner interests (excluding the consideration of Class A Units), voting as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, USD Group LLC will own approximately 57.2% of the limited partner interests (excluding the consideration of Class A Units), including all of our subordinated units (excluding common units purchased by officers, directors, employees and certain other persons affiliated with us under our directed unit program).

### *No Unitholder Approval*

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

- a change in our name, the location of our principal place of business, our registered agent or our registered office;

- the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

- a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed);

- an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974 (ERISA), whether or not substantially similar to plan asset regulations currently applied or proposed;

- an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or the right to acquire partnership interests;

- any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

- an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

- any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

- a change in our fiscal year or taxable year and related changes;

- conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

- any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement, without the approval of any limited partner, if our general partner determines that those amendments:

- do not adversely affect the limited partners, considered as a whole, or any particular class of limited partners, in any material respect;

common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after September 30, 2024 our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' written notice to the limited partners if at least 50.0% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner to sell or otherwise transfer all of its general partner interest in us and its incentive distribution rights without the approval of the unitholders. Please read "—Transfer of General Partner Interest" and "—Transfer of Subordinated Units and Incentive Distribution Rights."

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may appoint a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read "—Dissolution."

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66⅔% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class, and the outstanding subordinated units, voting as a class. The ownership of more than 33⅓% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner's removal. At the closing of this offering, an affiliate of our general partner will own 57.2% of the outstanding units (excluding common units purchased by officers, directors, employees and certain other persons affiliated with us of our general partner under our directed unit program).

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist:

- all outstanding subordinated units held by any person who did not, and whose affiliates did not, vote any units in favor of removal of the general partner, will immediately and automatically will convert into common units on a one-for-one basis, if such person is not an affiliate of the successor general partner; and

- if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished.

In the event of the removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest and the incentive distribution rights of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

## UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus and assuming that the underwriters do not exercise their over-allotment option to purchase additional common units, our general partner and its affiliates will hold an aggregate of 1,363,545 common units and 10,463,545 subordinated units (or 36,045 common units and 10,463,545 subordinated units if the underwriters exercise their over-allotment option to purchase additional units in full). The 10,463,545 subordinated units will convert into common units on a one-for-one basis in separate, sequential tranches, with each tranche comprising 20.0% of the subordinated units outstanding immediately following this offering, and will convert on each business day occurring on or after October 1, 2015. All of the common units and subordinated units held by our general partner and its affiliates are subject to lock-up restrictions described below. Additionally, certain executive officers and other key employees of our general partner and its affiliates who provide services to us own 250,000 Class A Units that may be convertible into our common units, as described in "Management—Class A Units." The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

### Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, other than any units purchased in this offering by officers, directors, employees and certain other persons affiliated with us under our directed unit program, which will be subject to the lock-up restrictions described below. None of the directors or officers of our general partner own any common units prior to this offering; however, they may purchase common units through the directed unit program or otherwise. Please read "Underwriting" for a description of these lock-up provisions. Additionally, any common units owned by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1.0% of the total number of the common units outstanding, which will equal approximately units immediately after this offering; or

- the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

At the closing of this offering, the following common units will be restricted and may not be resold publicly except in compliance with the registration requirements of the Securities Act, Rule 144 or otherwise:

- common units owned by our general partner and its affiliates; and

- any units acquired by our general partner or any of its affiliates, including the directors and officers of our general partner under the directed unit program.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.

**USD PARTNERS LP**
**UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS**

**Introduction**

Set forth below are the unaudited pro forma condensed combined balance sheet of USD Partners, LP (the "Partnership"), as of June 30, 2014, and the unaudited pro forma combined statement of operations of the Partnership for the year ended December 31, 2013 and the six months ended June 30, 2013 and 2014. The pro forma combined financial statements of the Partnership have been derived from the historical combined financial statements of USD Partners LP Predecessor (the "Predecessor"), set forth elsewhere in this prospectus. The unaudited pro forma combined financial statements have been prepared on the basis that the Partnership will be treated as a partnership for U.S. federal income tax purposes. The unaudited pro forma combined financial statements should be read in conjunction with the accompanying notes and with the historical combined financial statements and related notes set forth elsewhere in this prospectus.

The Partnership will own and operate the assets of the Predecessor effective as of the closing of this offering. The contribution of the Predecessor's assets to us by USD Group LLC ("USD" or the "Parent"), a subsidiary of US Development Group LLC, will be recorded at historical cost as it is considered to be a reorganization of entities under common control.

The pro forma adjustments have been prepared as if certain transactions to be effected at the closing of this offering had taken place on June 30, 2014 in the case of the pro forma balance sheet, or on January 1, 2013 in the case of the pro forma statements of operations for the year ended December 31, 2013 and the six months ended June 30, 2013 and 2014. The pro forma adjustments described below are based upon currently available information and certain estimates and assumptions. As a result, actual adjustments will differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the contemplated transactions and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma combined financial information.

The unaudited pro forma financial data gives pro forma effect to the matters described in the notes hereto, including:

- the issuance by the Partnership of 250,000 Class A Units to certain executive officers and other key employees of the Partnership's general partner and its affiliates who provide services to the Partnership;

- the contribution to the Partnership of the subsidiaries of USD comprising the Predecessor;

- the execution of a new $300.0 million senior secured credit facility, which is comprised of a $200.0 million revolving credit facility and a $100.0 million term loan facility that we have assumed was fully drawn in the amount of $100.0 million during the pro forma periods presented, and the amortization of deferred financing costs and unused commitment fees associated with the revolving credit facility;

- the payment of $2.0 million of fees and expenses in connection with our new senior secured credit agreement, which is comprised of a revolving credit facility and a term loan;

- the consummation of this offering and our issuance of 8,850,000 common units to the public, 427,083 general partner units to our general partner and 1,363,545 common units, 10,463,545 subordinated units and the incentive distribution rights to affiliates of USD;

- the payment of underwriting discounts and commissions and a structuring fee;

- the addition of deferred taxes and changes in the Predecessor's provision for income taxes as a result of uncertainty around the qualification of income from the railcar business as qualifying income under the Internal Revenue Code;

- the cash distribution to USD Group LLC of $105.5 million; and

• the repayment of $97.8 million of existing indebtedness under our existing credit facility, which bears interest at a rate of LIBOR plus an applicable margin which equaled 3.90% as of June 30, 2014 and matures in March 2015.

The pro forma financial data does not give effect to an estimated $2.1 million in incremental general and administrative expenses that we expect to incur annually as a result of being a separate publicly-traded partnership. In addition, we do not give pro forma effect for the costs we will incur under the omnibus agreement that we will enter into with USD as of the closing of this offering, as those adjustments in the aggregate yielded a similar result to the costs that our Predecessor incurred historically.

The unaudited pro forma combined financial statements may not be indicative of the results that actually would have occurred or that would be obtained in the future if the Partnership had assumed the operations of USD and consummated the transactions described above on the dates indicated or that would be obtained in the future.

## USD PARTNERS LP
## UNAUDITED PRO FORMA COMBINED BALANCE SHEET AS OF JUNE 30, 2014
### *(in thousands)*

| | Predecessor Historical | Pro Forma Adjustments | | Pro Forma |
|---|---:|---:|---|---:|
| **ASSETS** | | | | |
| **Current assets:** | | | | |
| Cash and cash equivalents | $ 32,441 | $ 59,704 | (a),(b),(c),(d),(e),(h) | $ 92,145 |
| Accounts receivable, net | 3,139 | — | | 3,139 |
| Prepaid rent, current portion | 968 | — | | 968 |
| Prepaid expenses and other current assets | 1,078 | — | | 1,078 |
| Current assets — discontinued operations | 636 | — | | 636 |
| Total current assets | 38,262 | 59,704 | | 97,966 |
| Total property and equipment, net | 92,394 | — | | 92,394 |
| Prepaid rent, net of current portion | 6,076 | — | | 6,076 |
| Deferred financing costs, net | 816 | 1,199 | (e) | 2,015 |
| Deferred tax asset | — | 555 | (i) | 555 |
| **Total assets** | $137,548 | $ 61,458 | | $199,006 |
| **LIABILITIES AND MEMBERS' EQUITY** | | | | |
| **Current liabilities:** | | | | |
| Accounts payable and accrued expenses | 9,480 | (446) | (c) | 9,034 |
| Credit facility, current portion | 97,845 | (97,845) | (c) | — |
| Deferred revenue, current portion | 2,652 | — | | 2,652 |
| Deferred revenue, current portion — related party | 219 | — | | 219 |
| Other current liabilities | 4,586 | — | | 4,586 |
| Derivative liability, current portion | 233 | — | | 233 |
| Current liabilities — discontinued operations | 3,336 | — | | 3,336 |
| Total current liabilities | 118,351 | (98,291) | | 20,060 |
| Term loan | | 100,000 | (d) | 100,000 |
| Derivative liability, net of current portion | 103 | — | | 103 |
| Deferred revenue, net of current portion | 6,540 | — | | 6,540 |
| Deferred revenue — related party | 1,702 | — | | 1,702 |
| **Commitments and contingencies** | | | | |
| **Owners' equity:** | | | | |
| Owners' equity | 10,852 | (10,852) | (e),(f),(i) | — |
| Common units — public (no units outstanding at June 30, 2014; 8,850,000 units outstanding pro forma at June 30, 2014 (unaudited)) | | 165,495 | (a),(b) | 165,495 |
| Common units — USD (no units outstanding at June 30, 2014; 1,363,545 units outstanding pro forma at June 30, 2014 (unaudited)) | | (10,066) | (f),(h) | (10,066) |
| Class A units — management (no units outstanding at June 30, 2014; 250,000 units outstanding pro forma at June 30, 2014 (unaudited)) | | — | (g) | — |
| Subordinated units — USD (no units outstanding at June 30, 2014; 10,463,545 units outstanding pro forma at June 30, 2014 (unaudited)) | | (81,502) | (f),(h) | (81,502) |
| General partner equity (no units outstanding at June 30, 2014; 427,083 units outstanding pro forma at June 30, 2014 (unaudited)) | | (3,326) | (f),(h) | (3,326) |
| **Total equity** | 10,852 | 59,749 | | 70,601 |
| **Total liabilities and owners' equity** | $137,548 | $ 61,458 | | $199,006 |

*See Notes to Unaudited Pro Forma Combined Financial Statements.*

**USD PARTNERS LP**
**UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR THE SIX MONTHS**
**ENDED JUNE 30, 2013**
*(in thousands, except unit and per unit data)*

| | Predecessor Historical | Pro forma Adjustments | | Pro Forma |
|---|---|---|---|---|
| **Revenues:** | | | | |
| Terminalling services ........................... | $ 3,691 | $ — | | $ 3,691 |
| Fleet leases ................................... | 8,546 | — | | 8,546 |
| Fleet services ................................. | 375 | — | | 375 |
| Freight and other reimbursables .................. | 768 | — | | 768 |
| **Total revenues** ....................... | 13,380 | — | | 13,380 |
| **Operating costs:** | | | | |
| Subcontracted rail services ..................... | 944 | — | | 944 |
| Fleet leases ................................... | 8,546 | — | | 8,546 |
| Freight and other reimbursables .................. | 768 | — | | 768 |
| Selling, general & administrative ................. | 2,044 | 484 | **(o)** | 2,528 |
| Depreciation .................................. | 251 | — | | 251 |
| **Total operating costs** ................. | 12,553 | 484 | | 13,037 |
| **Operating income** .................... | 827 | (484) | | 343 |
| Interest expense ............................. | (1,645) | (773) | **(j),(k),(l),(m)** | (2,418) |
| Other expense, net ........................... | — | — | | — |
| **Loss from continuing operations before provision for income taxes** ............ | (818) | (1,257) | | (2,075) |
| Provision for income taxes ...................... | 17 | 131 | **(n)** | 148 |
| **Loss from continuing operations** ......... | $ (835) | $(1,388) | | $(2,223) |
| General partner's interest in loss from continuing operations ................................... | | | | $ (44) |
| Limited partners' interest in loss from continuing operations ................................... | | | | $(2,179) |
| Common units .............................. | | | | $ (0.21) |
| Subordinated units ......................... | | | | $ — |
| General partner units ...................... | | | | $ (0.10) |
| Weighted average number of limited partner units outstanding: | | | | |
| Common units (basic and diluted) ............. | | | | 10,213,545 |
| Subordinated units (basic and diluted) .......... | | | | 10,463,545 |
| Weighted average general partner units outstanding (basic and diluted) ........................... | | | | 427,083 |

*See Notes to Unaudited Pro Forma Combined Financial Statements.*

# USD PARTNERS LP
## UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED
## DECEMBER 31, 2013
### *(in thousands, except unit and per unit data)*

| | Predecessor Historical | Pro forma Adjustments | | Pro Forma |
|---|---|---|---|---|
| **Revenues:** | | | | |
| Terminalling services ......................... | $ 7,130 | $ — | | $ 7,130 |
| Fleet leases .................................. | 13,572 | — | | 13,572 |
| Fleet services ................................ | 1,197 | — | | 1,197 |
| Freight and other reimbursables ................. | 4,402 | — | | 4,402 |
| **Total revenues** ....................... | 26,301 | — | | 26,301 |
| **Operating costs:** | | | | |
| Subcontracted rail services ..................... | 1,898 | — | | 1,898 |
| Fleet leases .................................. | 13,572 | — | | 13,572 |
| Freight and other reimbursables ................. | 4,402 | — | | 4,402 |
| Selling, general & administrative ................ | 4,458 | 968 | **(o)** | 5,426 |
| Depreciation ................................. | 502 | — | | 502 |
| **Total operating costs** ................. | 24,832 | 968 | | 25,800 |
| **Operating income** .................... | 1,469 | (968) | | 501 |
| Interest expense ............................. | (3,241) | (1,643) | **(j),(k),(l),(m)** | (4,884) |
| Other expense, net .......................... | (39) | — | | (39) |
| **Loss from continuing operations before provision for income taxes** ............ | (1,811) | (2,611) | | (4,422) |
| Provision for income taxes ..................... | 30 | 419 | **(n)** | 449 |
| **Loss from continuing operations** ......... | $ (1,841) | $(3,030) | | $(4,871) |
| General partner's interest in loss from continuing operations ................................. | | | | $ (97) |
| Limited partners' interest in loss from continuing operations ................................. | | | | $(4,774) |
| Common units ............................. | | | | $ (0.47) |
| Subordinated units ......................... | | | | $ — |
| General partner units ...................... | | | | $ (0.23) |
| Weighted average number of limited partner units outstanding: | | | | |
| Common units (basic and diluted) ............. | | | | 10,213,545 |
| Subordinated units (basic and diluted) .......... | | | | 10,463,545 |
| Weighted average general partner units outstanding (basic and diluted) ........................... | | | | 427,083 |

*See Notes to Unaudited Pro Forma Combined Financial Statements.*

**USD PARTNERS LP**
**UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR THE SIX MONTHS**
**ENDED JUNE 30, 2014**
*(in thousands, except unit and per unit data)*

| | Predecessor Historical | Pro forma Adjustments | | Pro Forma |
|---|---|---|---|---|
| **Revenues:** | | | | |
| Terminalling services . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 3,448 | $ — | | $ 3,448 |
| Fleet leases . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,596 | | | 4,596 |
| Fleet services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 956 | — | | 956 |
| Freight and other reimbursables . . . . . . . . . . . . . . . . . . | 1,921 | — | | 1,921 |
| **Total revenues** . . . . . . . . . . . . . . . . . . . . . . . . | 10,921 | — | | 10,921 |
| **Operating costs:** | | | | |
| Subcontracted rail services . . . . . . . . . . . . . . . . . . . . . . | 2,109 | — | | 2,109 |
| Fleet leases . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,596 | — | | 4,596 |
| Freight and other reimbursables . . . . . . . . . . . . . . . . . . | 1,921 | — | | 1,921 |
| Selling, general & administrative . . . . . . . . . . . . . . . . . | 3,813 | 484 | **(o)** | 4,297 |
| Depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 254 | — | | 254 |
| **Total operating costs** . . . . . . . . . . . . . . . . . | 12,693 | 484 | | 13,177 |
| **Operating loss** . . . . . . . . . . . . . . . . . . . . . . . . | (1,772) | (484) | | (2,256) |
| Interest expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1,984) | (434) | **(j),(k),(l),(m)** | (2,418) |
| Loss associated with derivative instruments . . . . . . . . . | (802) | — | | (802) |
| Other expense, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (688) | — | | (688) |
| **Loss from continuing operations before provision for income taxes** . . . . . . . . . . . . | (5,246) | (918) | | (6,164) |
| Provision for income taxes . . . . . . . . . . . . . . . . . . . . . . | 24 | 335 | **(n)** | 359 |
| **Loss from continuing operations** . . . . . . . . . | $ (5,270) | $(1,253) | | $(6,523) |
| General partner's interest in loss from continuing operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | $ (130) |
| Limited partners' interest in loss from continuing operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | $(6,392) |
| Common units . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | $ (0.63) |
| Subordinated units . . . . . . . . . . . . . . . . . . . . . . . . . | | | | $ — |
| General partner units . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | $ (0.31) |
| Weighted average number of limited partner units outstanding: | | | | |
| Common units (basic and diluted) . . . . . . . . . . . . . | | | | 10,213,545 |
| Subordinated units (basic and diluted) . . . . . . . . . . | | | | 10,463,545 |
| Weighted average general partner units outstanding (basic and diluted) . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | 427,083 |

*See Notes to Unaudited Pro Forma Combined Financial Statements.*

**USD PARTNERS LP**
**NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS**

### Note 1. Basis of Presentation

The unaudited pro forma condensed combined balance sheet of USD Partners LP ("USD Partners") as of June 30, 2014, and the related unaudited pro forma combined statements of operations for the year ended December 31, 2013 and the six months ended June 30, 2013 and 2014 are derived from the historical combined financial statements of our Predecessor included elsewhere in the prospectus.

Upon completion of this offering, USD Partners anticipates incurring $2.1 million of incremental selling, general and administrative expenses as a result of being a publicly traded partnership, consisting of costs associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, registered independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, NYSE listing, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation. The unaudited pro forma combined financial statements do not reflect these incremental external general and administrative expenses.

### Note 2. Unaudited Pro Forma Combined Balance Sheet Adjustments

The following adjustments to the unaudited pro forma condensed combined balance sheet assume the following transactions occurred on June 30, 2014:

(a)  Reflects the estimated proceeds to USD of $177.0 million from the issuance of 8,850,000 common units at an assumed public offering price of $20.00 per common unit,

(b)  Reflects the payment of estimated underwriter discounts and commissions and structuring fees totaling $11.5 million. These fees will be allocated to the public common units.

(c)  Represents proceeds from the public offering of common units used to pay down the existing revolving credit facility of $97.8 million and the related interest payable of $0.4 million.

(d)  Reflects $100.0 million from borrowings under our new term loan.

(e)  Represents $2.0 million of debt issuance costs incurred in connection with entering into our new revolving credit facility net of $0.8 million of historical debt issuance costs written off due to repayment of the existing revolving credit facility.

(f)  Reflects the conversion of the adjusted equity of the Predecessor of $10.9 million from owner's equity to common and subordinated limited partner equity of the Partnership and the general partner's equity in the Partnership. The conversion is as follows:

|  | As of June 30, 2014 (in thousands) |
| --- | --- |
| Owners' equity | $(10,852) |
| Common units—USD | 1,208 |
| Subordinated units—USD | 9,266 |
| General partner equity | 378 |

(g)  Represents the granting of 250,000 Class A Units. No equity is recorded related to the Class A Units on the date of the transaction as none of the units are assumed to have vested as of June 30, 2014.

(h)  Reflects a $105.5 million cash distribution to USD.

(i)  The Partnership is currently seeking a revenue ruling from the IRS on the qualifying nature of the revenues generated by its railcar business. Historically, revenues from the railcar business were treated as pass through revenues not subject to federal income tax. The Partnership is assuming for purposes of these pro forma financial statements that it will not receive the revenue ruling in a timely manner and will elect to pay taxes on the revenues generated by our railcar business. Pretax earnings from the railcar business are subject to a statutory rate of 35%. Deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to be recovered or settled pursuant to the provisions of ASC 740-Income Taxes. The resulting deferred tax asset of approximately $0.6 million is recorded in equity.

**Note 3. Unaudited Pro Forma Combined Statements of Operations Adjustments**

The following adjustments to the pro forma condensed combined statements of operations assume the above-noted transactions occurred as of January 1, 2013:

(j)   Reflects the impact of removing $3.2 million, $1.6 million, and $2.0 million of interest expense and amortization of deferred financing costs related to the existing revolving credit facility for the year ended December 31, 2013 and the six months ended June 30, 2013 and 2014, respectively.

(k)   Represents $3.5 million, $1.7 million, and $1.7 million for the year ended December 31, 2013 and the six months ended June 30, 2013 and 2014, respectively, in interest expense relating to our new $100.0 million term loan borrowings under our new senior secured credit agreement to be executed at the closing of this offering. Interest expense has been estimated based on an interest rate of 3.48%, which includes a base rate of 0.2307% plus an applicable margin of 3.25%. A 0.125% change in the assumed interest rate of 3.48% would change aggregate pro forma interest expense by approximately $0.1 million for the year ended December 31, 2013 and the six months ended June 30, 2013 and 2014.

(l)   Represents $0.4 million, $0.2 million and $0.2 million for the year ended December 31, 2013 and the six months ended June 30, 2013 and 2014, respectively, of amortization of deferred financing costs relating to our new $100.0 million term loan borrowings to be executed at the closing of this offering that will be amortized over the term of the loan, which is four years and nine months.

(m)   Represents $1.0 million, $0.5 million, and $0.5 million for the year ended December 31, 2013 and the six months ended June 30, 2013 and 2014, respectively, of commitment fees on our new $200.0 million revolving credit facility to be executed at the closing of this offering. Such commitment fees are charged at 0.50% on the unused portion of the facility.

(n)   The Partnership is currently seeking a revenue ruling from the IRS on the qualifying nature of the revenues generated by its railcar business. Historically, revenues from the railcar business were treated as pass through revenues not subject to federal income tax. The Partnership is assuming for purposes of these pro forma financial statements that it will not receive the revenue ruling in a timely manner and will elect to pay taxes on the revenues generated by our railcar business. All of the pretax earnings recorded in Fleet leases and Fleet services on the accompanying pro forma combined statements of operations for the twelve months ended December 31, 2013 and the six months ended June 30, 2013 and 2014, of $1.2 million, $0.4 million, and $1.0 million, respectively, subject to a statutory rate of 35%. The adjustment represents an increase in provision for income taxes of $0.4 million, $0.1 million, and $0.3 million for the year ended December 31, 2013 and the six months ended June 30, 2013 and 2014, respectively.

(o)   Represents $1.0 million, $0.5 million, and $0.5 million for the year ended December 31, 2013 and the six months ended June 30, 2013 and 2014, respectively, in incremental compensation expense relating to the issuance of 250,000 Class A Units to certain executive officers of our general partner and to other key employees of our general partner and its affiliates. The Class A Unit awards vest in four tranches. The Partnership assumed that Tranche 1 and 2 would not have vested nor would distributions have been made to Class A Unit holders. For Tranche 3 the Partnership assumed that it was probable that the base vesting threshold would be met but would not exceed the target amount and the awards would vest on a 1:1 basis. For Tranche 4 the Partnership assumed that it was probable that it would exceed the target threshold and the awards would vest on a 2:1 basis. The mid-point price of $20 was used as the basis for determining the grant-date fair value of these awards.

**USD PARTNERS LP**
**NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS**

**Note 4. Unaudited Pro Forma Net Loss per Unit**

Unaudited pro forma loss from continuing operations per unit is determined by dividing the unaudited pro forma net loss attributable to common unitholders of USD Partners by the number of common units to be issued to our Parent in exchange for all of the outstanding equity interests in USD Partners, plus the number of common units expected to be sold to fund the distribution and debt repayment. For purposes of this calculation, the number of common units outstanding was assumed to be 10,213,545 units. If the underwriters exercise their option to purchase additional common units in full, the total number of common units outstanding on a pro forma basis will not change. If the incentive distribution rights to be issued to our controlling shareholder and our parent had been outstanding from January 1, 2013, then based on the amount of unaudited pro forma net income for the year ended December 31, 2013 and the six months ended June 30, 2013 and 2014, no distribution in respect of the incentive distribution rights would have been made. Accordingly, no effect has been given to the incentive distribution rights in computing unaudited pro forma earnings per common unit for the year ended December 31, 2013 and the six months ended June 30, 2013 and 2014.

All units were assumed to have been outstanding since the beginning of the periods presented. Basic and diluted pro forma net earnings per unit are the same, as there are no potentially dilutive units expected to be outstanding at the closing of the offering.

# USD PARTNERS LP PREDECESSOR
## CONDENSED COMBINED BALANCE SHEETS
### *(in thousands)*

|  | Supplemental Pro Forma June 30, 2014 | June 30, 2014 | December 31, 2013 |
|---|---:|---:|---:|
|  | (unaudited) | | |
| **ASSETS** | | | |
| **Current assets:** | | | |
| Cash and cash equivalents | $ 32,441 | $ 32,441 | $ 6,151 |
| Accounts receivable, net | 3,139 | 3,139 | 1,587 |
| Accounts receivable — related party | — | — | 402 |
| Prepaid rent, current portion | 968 | 968 | 983 |
| Prepaid expenses and other current assets | 1,078 | 1,078 | 1,977 |
| Current assets — discontinued operations | 636 | 636 | 30,076 |
| Total current assets | 38,262 | 38,262 | 41,176 |
| Property and equipment, net | 92,394 | 92,394 | 61,364 |
| Prepaid rent, net of current portion | 6,076 | 6,076 | 4,278 |
| Deferred financing costs, net | 816 | 816 | 450 |
| **Total assets** | 137,548 | $137,548 | $107,268 |
| **LIABILITIES AND OWNER'S EQUITY** | | | |
| **Current liabilities:** | | | |
| Accounts payable and accrued expenses | 9,480 | 9,480 | 7,073 |
| Loan from parent | — | — | 50,991 |
| Credit facility, current portion | 97,845 | 97,845 | — |
| Deferred revenue, current portion | 2,652 | 2,652 | 1,563 |
| Deferred revenue, current portion — related party | 219 | 219 | — |
| Other current liabilities | 4,586 | 4,586 | 3,656 |
| Derivative liability, current portion | 233 | 233 | — |
| Current liabilities — discontinued operations | 3,336 | 3,336 | 5,835 |
| Distribution payable to USD | 105,500 | — | — |
| Total current liabilities | 223,851 | 118,351 | 69,118 |
| Credit facility, net of current portion | — | — | 30,000 |
| Deferred revenue, net of current portion | 6,540 | 6,540 | 4,585 |
| Deferred revenue — related party, net of current portion | 1,702 | 1,702 | 962 |
| Derivative liability, net of current portion | 103 | 103 | — |
| **Commitments and contingencies** | | | |
| **Owner's equity (deficit)** | (94,648) | 10,852 | 2,603 |
| **Total liabilities and owner's equity** | 137,548 | $137,548 | $107,268 |

*See Notes to Condensed Combined Financial Statements.*

condensed combined financial statements and notes should be read in conjunction with the Predecessor's annual financial statements and notes thereto included elsewhere in the Partnership's Registration Statement on Form S-1. Management believes that the disclosures made are adequate to make the information not misleading.

The accompanying condensed combined financial statements have been prepared also in accordance with Regulation S-X, Article 3, General Instructions as to Financial Statements and Staff Accounting Bulletin ("SAB") Topic 1-B, *Allocations of Expenses and Related Disclosures in Financial Statements of Subsidiaries, Divisions* or *Lesser Business Components of Another Entity.* The condensed combined financial statements include expense allocations for certain functions provided by USDG, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, insurance, utilities, and executive compensation. These expenses have been allocated to the Predecessor on the basis of direct usage when identifiable, budgeted volumes or projected revenues, with the remainder allocated evenly across the number of operating entities. During the six months ended June 30, 2014 and 2013, the Predecessor was allocated general corporate expenses incurred by USDG which are included within selling, general and administrative expenses in the condensed combined statements of operations and comprehensive income (loss). Management considers the basis on which the expenses have been allocated to reasonably reflect the utilization of services provided to or for the benefit received by the Predecessor during the periods presented. The allocations may not, however, reflect the expenses the Predecessor would have incurred as an independent company for the periods presented. Actual costs that may have been incurred if the Predecessor had been a stand-alone entity would depend on a number of factors, including the organizational structure, whether functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. The Predecessor is unable to determine what such costs would have been had the Predecessor been independent. The Partnership's general partner will provide services to the Partnership pursuant to an omnibus agreement and a service agreement between the parties. The allocations and related estimates and assumptions are described more fully in Note 6 — *Transactions with Related Parties*.

Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or coincident with an initial public offering be considered as distributions in contemplation of that offering. Upon completion of the Partnership's proposed initial public offering, the Predecessor intends to distribute approximately $105.5 million to USD. The supplemental unaudited pro forma condensed combined balance sheet as of June 30, 2014, gives pro forma effect to the assumed distribution as though it had been declared and payable as of that date.

Subsequent events have been evaluated through the date these financial statements are issued. Any material subsequent events that occurred prior to such date have been properly recognized or disclosed in the condensed combined financial statements.

**Note 3. Significant Accounting Policies and Recent Accounting Pronouncements**

*Use of Estimates*

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates by management include the estimated lives of depreciable property and equipment, recoverability of long-lived assets, and the allowance for doubtful accounts.